


05003682


RECD S.E.C.
FEB - 8 2005
1086


emtec
inc.

2004 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



SEC MAIL PROCESSING
RECEIVED
FEB 0 8 2005
WASH, D.C.
185
SECTION

FORM 10-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

For the transition period from..........to...............

Commission file number: 0-32789

EMTEC, INC.
(Exact name of registrant as specified in its charter)

Delaware	**87-0273300**
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

572 Whitehead Road, Bldg#1
Trenton, New Jersey 08619
(Address of principal executive offices, including zip code)

(609)-528-8500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value

Title of class

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). ( )Yes (X) No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of September 30, 2003 was approximately $3,235,670 computed by reference to the closing price of the common stock for that date.

As of July 1, 2004, there were outstanding 7,380,498 shares of the registrant's common stock.

References in this Annual Report to "we," "us," or "our" are to Emtec, Inc. and its subsidiaries, unless the context specifies or requires otherwise.

Cautionary Statement Regarding Forward-Looking Statements

You should carefully review the information contained in this Annual Report and in other reports or documents that we file from time to time with the Securities and Exchange Commission (the "SEC"). In this Annual Report, we state our beliefs of future events and of our future financial performance. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the risks discussed in this Annual Report for the year ended March 31, 2004 and other reports or documents that we file from time to time with the SEC. Those factors may cause our actual results to differ materially from any of our forward-looking statements. All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Assumptions relating to budgeting, marketing, and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure, or other budgets, which may in turn affect our business, financial position, results of operations, and cash flows.

PART I

Item 1. Business

Introduction

Emtec (OTC: ETEC) is a systems integrator focused on providing technology solutions that enable its customers to effectively use and manage their data to grow their businesses. Our areas of specialization in information technology ("IT") services include enterprise computing, data communications, data access, network design, enterprise backup and storage consolidation, managed services and staff augmentation. Emtec's solutions are crafted to enable our customers to become more efficient and effective, thereby giving them a competitive advantage. To date, the most significant portion of our revenues has been derived from our activities as a reseller of IT products, such as workstations, servers, microcomputers, application software and networking and communications equipment. However, we are actively endeavoring to increase the portion of our revenues that are derived from IT services. We anticipate that an increasing percentage of our future revenues will be derived from such business.

Named to the *VARBusiness* 500 list of top network integrators, value added resellers, and consultants in the U.S. every year since 1995, we combine extensive experience in systems integration with premier technology elements to provide our customers with sophisticated, streamlined, truly comprehensive solutions.

Over the past two decades, we have built strong relationships with leading manufacturers, such as Cisco, HP, IBM, Microsoft, Sun Microsystems, Dell, and Veritas, thereby enabling us to provide cutting-edge, scalable, reliable and secure solutions. This, along with our background in information technology, positions us as a premier, single-source provider of information systems, and network solutions.

Our customers are primarily Fortune 2000 companies, state and local government, local school districts, and other large and mid-sized companies located principally in the New York/New Jersey Metropolitan area and the Southeastern United States. Our commercial business is generally with customers with annual revenues ranging from $50 million to $500 million. We service our customer base from leased facilities in New Jersey, New York, Georgia, and Florida.

Our executive offices are located at 572 Whitehead Road, Building#1, Trenton, New Jersey, 08619; telephone: (609) 528-8500. Our website is located at *www.emtecinc.com*. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The information on our website is not part of this Annual Report.

Industry Background

The broad market in which we compete is the provision of IT services. This marketplace consists of traditional IT services such as hardware and software procurement, life-cycle services, and network consulting, as well as new and innovative Internet services such as web enablement, remote network monitoring, help desk services, and information security.

As the market for IT products has matured over the past several years, price competition has intensified. That factor, combined with abbreviated product lifecycles, has forced IT product manufacturers to pursue lower cost manufacturing and distribution strategies. Resellers who were able to serve the needs of corporate end users requiring diverse brands of products and related IT services were initial beneficiaries of this heightened competition. More recently, however, continuing competition and manufacturers' renewed efforts to improve their cost structures have led to both consolidations and business failures among resellers. Manufacturers have shifted from exclusive distribution partners to "open sourcing" and some have begun direct selling efforts with a view to capturing market share from resellers.

At the same time that the market for IT products is consolidating, the market for IT services is expanding. Many companies have become increasingly dependent on the use of IT as a competitive tool in today's business environment. The need to distribute and access data on a real-time basis throughout an organization and between organizations has led to the rapid growth in network computing infrastructures that connect numerous and geographically dispersed end users through local and wide area networks. This growth has been driven by the emergence of industry standard hardware, software, and communications tools, as well as the significant improvement in the performance, capacity, and utility of such network-based equipment and applications.

The decision-making process that confronts companies when planning, selecting, and implementing IT infrastructure and services continues to grow more complex. Organizations are continually faced with technology obsolescence and must design new networks, upgrade, and migrate to new systems. As a result of the rapid changes in IT products and the risks associated with the commitment of large capital expenditures for products and services whose features and perceived benefits are not within the day-to-day expertise of operating management, many businesses increasingly are outsourcing some or all of their network management and support functions and are seeking the expertise of independent providers of IT products and services.

Our Strategy

Our primary business objective is to become a leading single-source provider of high quality and innovative IT products, services, and support. We believe that by working with a single-source provider, business organizations will be able to adapt more quickly to technological changes and reduce their overall IT costs. To this end, we are pursuing the following strategies:

Pursuing Strategic Acquisitions

We are seeking to expand our service offerings, to add to or enhance our base of technical or sales personnel, and to nurture and expand client relationships by means of acquisitions of companies whose businesses complement our businesses and, in particular, our IT consulting services. We intend to focus on companies with management teams who are willing to commit to long-term participation in our organization and who share our vision of continued growth. As of the filing date of this report, there was no material pending acquisition.

On January 9, 2002, we acquired substantially all of the assets of Devise Associates, Inc., an information technology consulting and managed services subsidiary of McLeodUSA, Inc. located in New York City.

On August 12, 2002, we acquired certain assets of Acentra Technologies, Inc., including the assumption of the State of New Jersey computer supply and services contract, for a net purchase price of $165,607 in cash.

On August 31, 2002, we acquired all of the customer contracts and certain assets of Turnkey Computer Systems, Inc. of Clifton, NJ. The purchase price is being paid over a two-year period commencing on the date of the acquisition and is based on a share of earnings derived from the customer contracts transferred from Turnkey to Emtec.

Capitalizing on Existing Relationships

We have invested in training and committed resources to obtain company certifications from key industry manufacturers, and have entered into written agreements with most of these manufacturers, such as Sun, IBM, HP, Dell, CISCO, Microsoft, Novell and Citrix. These agreements grant us a nonexclusive right to purchase the manufacturer's hardware and license its software for our internal business use and for commercial integration and resale. Typically, our agreements with such manufacturers, such as those with Sun, IBM, CISCO, Microsoft, Novell, Dell and Citrix, provide for a one-year term, renewable by the parties for successive one-year terms and are terminable by either party on prior written notice ranging from 30 to 45 days. They generally do not contain financial terms for resale of the manufacturer's products, which terms are separately governed by purchase orders.

Moreover, we believe that our history of satisfying the IT product requirements of our larger customers is facilitating the marketing of our broad range of services to this important segment of our clientele.

Our Business

- **IT Services**

Enterprise Computing Solutions: We offer a full spectrum of IT product acquisition and support services needed to support client/server environments, including product sourcing, network design and implementation, technical support, server consolidation, and clustering and load balancing for high availability.

Managed Services and Staff Augmentation Solutions: We manage and support customers' networks through the utilization of outsourced help desk and network monitoring services as well as through our own on-site engineering resources. This allows organizations to focus the majority of their efforts on their businesses - not on managing their IT infrastructures.

Data Communications Solutions: We offer Local Area Network/ Wide Area Network and data wireless connectivity, voice over IP and structured cabling solutions that are designed to enhance communication capabilities, while decreasing costs.

Data Access Solutions: We enable on-demand access to information from anywhere over any network. Our mobility, messaging, and management solutions can provide secure data access, increased business productivity, and reduced IT costs for any organization.

Innovation Center: Among our most important customer resources is our Innovation Center established at Norcross, Georgia. This center gives our customers the ability to test the scalability and suitability of a hardware and software configuration before investing in the technology. Staffed by high-level certified engineers, the Innovation Center can simulate up to a 2,000-user load. The Center is equipped with high-end Sun Microsystems™ servers, Sun Ray™ thin clients, Sun™ storage arrays, and NT servers, as well as a wide array of software applications, including Lotus Notes/Domino, IBM's DB2 product family, Oracle, Veritas backup and storage products.

Lifecycle Management Services: Our lifecycle management services are designed to provide customers with continuous availability of service and support throughout the lifecycle of their IT investments, including the full spectrum of IT product acquisition and support services needed to support server environments. Our services include:

- Evaluation and prioritization of business objectives to determine the best course of action for our customers;
- Consultation with customers to identify the right IT products and services for their needs;
- Leveraging our vendor relationships to quickly source the right combination of products;
- Providing logistical support needed to deploy a major technology roll out; and
- Providing continuous support to enable a client to improve end-user satisfaction, minimize downtime, and lower the total cost of ownership.

K-12 Specialized Services for Student and Faculty Needs: We integrate top-quality curriculum software and computer products into the classroom. We have significant experience in building local area networks that link many campuses together. We also provide school district-wide support and sustain Internet access to educational resources worldwide. We tailor our array of services to make the best use of limited funds.

Manufacturers Support Services Contracts: We offer manufacturer support service contracts that provide our clients with extended technical support, onsite hardware service and access to new software releases at a fixed price. Most of the revenue from this portion of our business comes from selling Sun Microsystems contracts.

Our IT services activities accounted for approximately 18%, 17%, and 19% of our total revenues for fiscal years 2004, 2003 and 2002, respectively.

- **IT Reseller**

IT Reseller: We are an authorized reseller of the products of many leading IT manufacturers, such as 3Com, CISCO, HP, IBM, Intel, Microsoft, NEC, Veritas, Novell, Dell, Lexmark, and Sun. Such products include workstations, servers, networking and communications equipment, enterprise computing products, and application software. Our business depends in large part upon our ongoing access to well established aggregators, in particular GE Access, Ingram Micro, Inc. and Tech Data Corp. as well as directly with Dell

Computers to enable us to acquire IT products at competitive prices and on reasonable terms for resale to our customers.

Through our alliances with GE Access, Ingram, Tech Data and Dell Computers, we provide our customers with competitive pricing and value-added services such as electronic product ordering, product configuration, testing, warehousing, and delivery. Our relationships with our aggregators and Dell Computers allow us to minimize inventory risk by ordering products primarily on an as-needed basis. We believe that in most cases our ability to acquire products on a cost-plus basis affords us the opportunity to avail ourselves of prices lower than those that could be obtained independently from manufacturers or other vendors. We utilize electronic ordering and pricing systems that provide real-time status checks on the aggregators' inventories and maintain electronic data interchange links to other suppliers. Our sales team is thereby able to schedule shipments more accurately and to provide electronically-generated client price lists.

We have not entered into any long-term supply contracts with any of our suppliers, as we purchase computers, computer systems, components, and parts on a purchase order basis. Our agreements with GE Access, Ingram, Tech Data and Dell, who collectively supplied approximately 93%, 85%, and 79% of our resale products in the fiscal years 2004, 2003, and 2002, respectively, may be terminated by such companies at any time upon 30 days' prior written notice.

We receive manufacturer rebates resulting from certain equipment sales. In addition, we receive volume discounts and other incentives from various suppliers. Except for products in transit or products awaiting configuration at our facility, we generally do not maintain large inventory balances. Our primary vendors limit price protection to that provided by the manufacturer (generally less than 30 days) and they restrict product returns, other than defective returns, to a percentage (the percentage varies depending on the vendor and when the return is made) of products purchased. Those returns must occur during a defined period, at the lower of the invoiced price or the current price, subject to the specific manufacturer's requirements and restrictions.

Our IT reseller activities accounted for approximately for 82%, 82%, and 81% of our total revenues for the fiscal years ended March 31, 2004, 2003, and 2002, respectively.

Marketing

Our marketing efforts are focused on:

- Broadening our public image an IT service provider;
- Promoting our offerings to current customers, prospects, partners, and investors;
- Maintaining a constant flow of marketing communications to increase and maintain our market presence;
- Driving prospects to our web site; and
- Increasing overall inquiries and sales from all sources.

Our marketing division is charged with sales lead generation. Through diverse efforts that include seminars, tradeshows, direct mail, telemarketing, a bi-monthly newsletter, and through our website we create multiple and frequent "touches" of our prospective customers. The primary goal – to increase the number of face to face meeting opportunities between our account team and prospective clients, and to drive additional opportunities through our sales pipeline. Our business development center is charged with sales lead generation.

Customers

Our targeted customers are primarily Fortune 2000 companies, state and local governments, local school districts, and other large and mid-sized companies located principally in the New York/New Jersey Metropolitan area and the Southeastern United States. Our commercial business is generally with customers with annual revenues ranging from $50 million to $500 million. Although we have over 150 customers, our two largest customers, State of New Jersey, and Gwinnett County School System (Georgia), accounted, respectively, for approximately 31% and 16% of our revenues for the year ended March 31, 2004. These same two customers accounted, respectively, for approximately 15% and 20% of our revenues in fiscal year 2003 and approximately 0% and 14% of our revenues in fiscal year 2002. The State of New Jersey computer supply and service contract was acquired in the August 12, 2002 asset acquisition from Acentra Technologies. The State of New Jersey contract is subject to annual renewals. In May 2004, the State of New Jersey extended the contract terms through December 2004. An additional eight customers, Duval County School System, Cingular Wireless, Tiffany & Co., Bally's Park Place Casinos, ING Financial Services, BellSouth Corporation, GE, and Cox Communications, collectively accounted for 37%, 31%, and 22% of our revenues for the years ended March 31, 2004, 2003 and 2002, respectively. We anticipate that these customer concentrations will continue for the foreseeable future. The loss of any one of these customers may cause results of operations to vary materially from those anticipated.

Intellectual Property

We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright, and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information.

Our business also includes the development of custom software applications in connection with specific client engagements. Ownership of such software is generally assigned to our client.

Competition

The IT services industry is highly competitive. Our competitors include:

- established computer product manufacturers (some of which supply products to us);
- distributors;
- computer resellers;
- systems integrators; and

- other IT service providers.

Many computer product manufacturers also sell to customers through their direct sales organizations and certain of them have announced their intention to enhance such direct sales efforts. Many of our current and potential competitors have longer operating histories and financial, sales, marketing, technical, and other resources substantially greater than we do. As a result, our competitors may be able to adapt more quickly to changes in client needs or to devote greater resources than we can to the sales of IT products and the provision of IT services. Such competitors could also attempt to increase their presence in our markets by forming strategic alliances with our other competitors or with our customers, offering new or improved products and services to our customers or increasing their efforts to gain and retain market share through competitive pricing. Although, we have contracts with the State of New Jersey, Gwinnett County School System, Duval County School System and Tiffany & Co., we have no ongoing written commitments from any customers to purchase products, and all product sales are made on a purchase-order basis.

We are also in direct competition with local, regional, and national distributors of microcomputer products and related services as well as with various IT consulting companies. These competitors run the gamut from new dot com consulting companies to the established consulting firms and former consulting arms of nationwide accounting and auditing firms. Several of these competitors offer most of the same basic products as we do. We also encounter competition from microcomputer suppliers that sell their products through direct sales forces, rather than through resellers such as ourselves, and from manufacturers and distributors that emphasize mail order and telemarketing sales.

Depending on the customer, the principal areas of competition may include price, pre-sale and post-sale technical support and service, availability of inventory, and breadth of product line. We have an insignificant market share of sales in the microcomputer industry and of the service markets that we serve. Most of our competitors at the regional and national levels are substantially larger, have more personnel, have materially greater financial and marketing resources, and operate within a larger geographic area than we do.

Employees

As of June 23, 2004, we employed 169 individuals, including 38 sales, marketing and related support personnel, 108 service and support employees, 13 operations and administration personnel, and 10 employees in accounting, finance, and human resources. We believe that our ability to recruit and retain highly skilled technical and other management personnel will be critical to our ability to execute our business model and growth strategy. We have 4 employees in our Cabling Department who are covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers (IBEW). We believe that our relations with our employees are good.

Item 2. Properties

We lease space in six locations. Our corporate headquarters and principal operational facilities are currently located in Trenton, New Jersey. The following table contains certain information about each of our leased facilities:

Address	Size (in square feet)	Monthly Rent	Expiration Date
572 Whitehead Road, Bldg. #1 Trenton, NJ 08619	16,000	$11,600	May 31, 2006
354 North Avenue East Cranford, NJ 07016	1,500	$2,900	May 31, 2005
2990 Gateway Drive, Suite 500 Norcross, GA 06855	17,102	$13,460	August 14, 2004
7843 Bayberry Road Jacksonville, FL 32256	3,340	$2,218	February 28, 2005
880 Third Avenue, 12th floor New York, NY 10022	7,635	$24,777	June 30, 2008[1]
572 Whitehead Road, Bldg. #5 Trenton, NJ 08619	9,582	$4,432	Monthly Terms[2]

(1) We assumed this lease on January 9, 2002 in connection with our acquisition of Devise Associates, Inc.

(2) This space is strictly a warehouse facility, currently on a month to month lease term.

We believe these facilities will satisfy our anticipated needs for the foreseeable future.

Item 3. Legal Proceedings

In March 2002, Logical Business Solutions, Inc., one of our competitors, instituted an action in the Circuit Court, Fourth Judicial Circuit, in Duval County, Florida, against us and Cheryl Pullen, one of our employees, alleging that we wrongfully interfered with its contractual relationship with one of its customers. The amount of damages was not specified. The litigation is currently in the discovery stage. We believe that the claim is without merit and intend to vigorously defend against the claim.

In addition we are subject to legal proceedings that arise in the ordinary course of business, but we do not believe these claims will have a material impact on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for Emtec's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is quoted on the OTC Bulletin Board under the symbol "ETEC." The following table sets forth the high and low closing prices of our common stock for the periods indicated:

Three Months Ended	High	Low
March 31, 2004	$1.45	$0.80
December 31, 2003	1.20	0.80
September 30, 2003	0.96	0.37
June 30, 2003	0.52	0.22
March 31, 2003	0.36	0.24
December 31, 2002	0.53	0.25
September 30, 2002	0.60	0.29
June 30,2002	0.70	0.35

The above quotations represent prices between dealers and do not include retail mark-ups, markdowns or commissions. They do not necessarily represent actual transactions.

As of June 28, 2004, there were 705 record holders of our common stock, although we believe that beneficial holders approximate 800.

On November 24, 2003, as part of the employment agreement and consulting agreements dated August 12, 2002 with prior three owners of Acentra Technologies, Inc., we issued 300,000 shares of common stock at $0.29 per share. These shares, which were not registered under the Securities Act of 1933 or any applicable state securities laws, were issued pursuant to an exemption from registration afforded by Rule 506 of Regulation D of the rules and regulation of the SEC.

We have never declared any dividends on our common stock and we have no intention to do so in the foreseeable future.

Item 6. Selected Financial Data

The following selected consolidated financial data below should be read in conjunction with our consolidated financial statements including the accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, both elsewhere in this Report. The data as of March 31, 2004 and 2003 and for each of the three years ended March 31, 2004 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and accompanying notes, which are contained elsewhere in this Report. The data as of March 31, 2002, 2001, and 2000 and for each of the two years ended March 31, 2001 have been derived from our audited financial statements, which are not contained in this Report.

	YEAR ENDED MARCH 31,				
	2004	2003	2002	2001	2000
Net revenues	$ 100,361,654	$ 92,260,028	$ 62,656,199	$ 88,313,598	$ 99,543,353
Income (loss) from continuing operations	$ 642,988	$ (211,471)	$ 216,972	$ (1,257,825)	$ 316,004
Income (loss) per common share from continuing operations (basic and diluted)	$ 0.09	$ (0.03)	$ 0.03	$ (0.22)	$ 0.06
Total assets	$ 18,908,612	$ 22,334,584	$ 11,388,473	$ 18,699,032	$ 21,401,172

Emtec had no long-term debt obligations or outstanding preferred stock during the five years ended March 31, 2004. In addition, no dividends were paid to common stockholders during the same period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made to the "Risk Factors" below for a discussion of important factors that could cause actual results to differ from expectations and any of our forward-looking statements contained herein. In addition, the following discussion should be read in conjunction with our audited consolidated financial statements as of and for the fiscal years ended March 31, 2004, and 2003.

Critical Accounting Policies

Emtec's financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The methods, estimates, and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The Securities and Exchange Commission has defined critical accounting policies as policies that involve critical accounting estimates that require (i) management to make assumptions that are highly uncertain at the time the estimate is made, and (ii) different estimates that could have been reasonably used for the current period, or changes in the estimates that are reasonably likely to occur from period to period, which would have a material impact on the presentation of our financial condition, changes in financial condition or in result of operations. Based on this definition, our most critical policies include: revenue recognition, allowance for doubtful accounts, inventory valuation reserve, the assessment of recoverability of long-lived assets, the assessment of recoverability of goodwill and intangible assets, and valuation of deferred tax assets.

- Revenue Recognition

We recognize revenues based upon Staff Accounting Bulletin #101 (SAB 101). SAB 101 states that revenue recognition cannot occur until the earnings process is complete, evidenced by an agreement between us and the customer, there has been delivery and acceptance, collectibility is probable, and pricing is fixed and determinable. If significant obligations remain after delivery, revenue is deferred until such obligations are fulfilled. Procurement services represent sales of computer hardware and prepackaged software. Revenue from consulting and support service contracts are recognized ratably over the contract or service period. Revenues from manufacturer support service contracts where the manufacturer is responsible for fulfilling the service requirements of the customer are recognized immediately on their contract sale date. These contracts contain cancellation privileges that allow our customer to terminate a contract with 90 days written notice. In this event, the customer is entitled to a pro-rated refund based on the remaining term of the contract and we would owe the manufacturer a pro-rated refund of the cost of the contract. However, we have experienced no customer cancellations of any significance during our most recent 3-year history and do not expect cancellations of any significance in the future. We believe that net revenue reporting for manufacturer support service contracts is more appropriate. Thus we have adopted net revenue reporting for manufacturer support service contracts starting with the fiscal year ended March 31, 2002 as an offset to revenue to conform to the current presentation.

- Trade Receivables

We maintain allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, additional allowances may be required. We believe the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because changes in it can significantly affect net income. Allowance for doubtful accounts were $363,402, and $240,847 as of March 31, 2004, and 2003, respectively.

- Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Cost is based on standard costs generated principally by the most recent purchase prices. We provide an inventory reserve for obsolescence and deterioration based on management's review of the current status of the excess inventory, its age, and net realizable value based upon assumptions about future demand and market condition. At March 31, 2004, and 2003, inventory reserve was $722,551, and $471,203, respectively.

- Property and Equipment

We estimate the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The majority of our equipment is depreciated over three years. The estimated useful lives are based on the historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be accelerated, resulting in the recognition of increased depreciation and amortization expense in future periods. We evaluate the recoverability of our long-lived assets (other than intangibles and deferred tax assets) in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets,"(SFAS No. 144). Long-lived assets are reviewed for impairment under SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset.

We invested $687,000 for the purchase of computer hardware, software and consulting services for our Network Operations Center to enhance our offerings in Managed Services during fiscal year ended March 31, 2003. We originally intended to depreciate these assets over 36 months based on the original projections of the future undiscounted net cash flows. To date we have only seen a modest sales success in our managed services offerings. We performed an impairment test of these assets as of December 31, 2003, and March 31, 2004. We compared our original projections of the future undiscounted cash flows with actual performance, and reviewed our current sales pipeline. Based on these impairment tests, we recorded impairment charges of $223,858, and $239,057 for the three months ended December 31, 2003 and March 31, 2004, respectively. Total impairment charges of $462,915 were classified as general and administrative expense during the twelve months ended March 31, 2004. The net book value of these assets after the impairment charge was $0.

- Goodwill and Intangible Assets

We have adopted Statement of Financial Accounting Standards No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". As a result, amortization of goodwill was discontinued. We performed the initial goodwill impairment test as of April 1, 2002 and another impairment test as of March 31, 2003. Based on the impairment test performed as of March 31, 2003, the goodwill of $254,894 associated with the acquisition of Devise Associates, Inc., was determined to be fully impaired and charged to earnings. This determination was based upon the operating and cash flow losses of this business unit since the January 9, 2002 acquisition date and budgeted fiscal 2004 operating and cash flow losses for this business unit. We found no impairment of the remaining goodwill of $109,107 for the year ended March 31, 2004.

We were assigned a contract to supply computer hardware and services to the State of New Jersey in the August 12, 2002 acquisition of Acentra Technologies, Inc. This contract was valued at $100,000 in the acquisition. Amortization expense of $54,545, and $36,364 was expensed in fiscal years ended March 31, 2004, and 2003, respectively, based upon then contract term scheduled to end in May 2004. The contract, which is subject to annual renewal by mutual agreement, was instead extended by the State of New Jersey through December 2004. The net carrying value for this contract amounted to $9,091 and $63,636 at March 31, 2004 and 2003, respectively.

- Income Taxes

Income taxes are accounted for under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Emtec's financial statements or tax returns. In estimating future tax consequences, Emtec generally considers all expected future events other than the enactment of changes in tax laws or rates. A valuation allowance is recognized if, on weight of available evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized. For the year ended March 31, 2004, we have recognized a deferred income tax benefit of $176,047 as disclosed in Note 8 of our financial statements. This benefit was recorded due to the utilization of tax loss carry-forwards in fiscal 2004 and expected realization of other deferred tax assets in fiscal 2005. We continue to be conservative in accounting for income taxes by recording significant valuation allowances for deferred tax assets due to the high degree of uncertainty that exists regarding future operating results.

Results of Operations

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our Results of Operations for the fiscal years ended March 31, 2004, 2003, and 2002 and financial condition as of March 31, 2004 and 2003.

	Years Ended March 31,							
	2004	2003	Change	%	2003	2002	Change	%
Revenues								
Procurement services	$ 82,184,744	$ 75,943,230	$ 6,241,514	8.22%	$ 75,943,230	$ 50,813,243	$ 25,129,987	49.46%
Service and consulting	17,986,564	16,140,896	$ 1,845,668	11.43%	16,140,896	11,654,978	$ 4,485,918	38.49%
Geothermal	190,346	175,902	$ 14,444	8.21%	175,902	187,978	$ (12,076)	-6.42%
Total Revenues	100,361,654	92,260,028	$ 8,101,626	8.78%	92,260,028	62,656,199	$ 29,603,829	47.25%
Cost of Revenues								
Procurement services	74,282,388	67,525,430	$ 6,756,958	10.01%	67,525,430	44,832,526	$ 22,692,904	50.62%
Service and consulting	11,497,465	11,915,844	$ (418,379)	-3.51%	11,915,844	7,693,460	$ 4,222,384	54.88%
Geothermal	108,782	72,476	$ 36,306	50.09%	72,476	63,083	$ 9,393	14.89%
Total Cost of Revenues	85,888,635	79,513,750	$ 6,374,885	8.02%	79,513,750	52,589,069	$ 26,924,681	51.20%
Percent of revenues	85.58%	86.18%			86.18%	83.93%		
Gross Profit								
Procurement services	7,902,356	8,417,800	$ (515,444)	-6.12%	8,417,800	5,980,717	$ 2,437,083	40.75%
Service and consulting	6,489,099	4,225,052	$ 2,264,047	53.59%	4,225,052	3,961,518	$ 263,534	6.65%
Geothermal	81,564	103,426	$ (21,862)	-21.14%	103,426	124,895	$ (21,469)	-17.19%
Total Gross Profit	14,473,019	12,746,278	$ 1,726,741	13.55%	12,746,278	10,067,130	$ 2,679,148	26.61%
Percent of revenue	14.42%	13.82%			13.82%	16.07%		
Operating Expenses								
Sales, General & Administrative Expenses	13,376,048	12,574,667	$ 801,381	6.37%	12,574,667	8,995,255	$ 3,579,412	39.79%
Termination costs	-	-			-	21,746	$ (21,746)	N/M
Interest Expense	328,296	160,803	$ 167,493	104.16%	160,803	210,305	$ (49,502)	-23.54%
Loss on impairment, Goodwill	-	254,894	$ (254,894)	N/M	254,894	-	$ 254,894	N/M
E-Business costs	-	-			-	617,220	$ (617,220)	N/M
Total Operating Expenses	13,704,344	12,990,364	$ 713,980	5.50%	12,990,364	9,844,526	$ 3,145,838	31.96%
Percent of revenue	13.65%	14.08%			14.08%	15.71%		
Income (Loss) Before Income Tax	768,675	(244,086)	$ 1,012,761	414.92%	(244,086)	222,604	$ (466,690)	-209.65%
Income Tax Expense (Benefit)	125,687	(32,615)	$ 158,302	485.37%	(32,615)	5,632	$ (38,247)	-679.10%
Net Income (Loss)	$ 642,988	$ (211,471)	$ 854,459	404.05%	$ (211,471)	$ 216,972	$ (428,443)	-197.46%
Income (Loss) Per Share (Basic And Diluted)	$ 0.09	$ (0.03)			$ (0.03)	$ 0.03		

N/M = not meaningful

Comparison of Years Ended March 31, 2004 and 2003

Total Revenues

Total revenues for our IT business, which includes services and consulting revenue, and procurement revenues, increased by 8.78% or $8.09 million, to $100.17 million for the year ended March 31, 2004, compared to $92.08 million for the year ended March 31, 2003. This increase is primarily attributable to our acquisition of Acentra Technologies, Inc. and Turnkey Computer Systems, Inc. in August 2002. IT revenues associated with these acquisitions increased by $12.93 million because in the fiscal year ended March 31, 2004, we recognized a full twelve months of revenue versus eight months in the fiscal year ended March 31, 2003. Without these acquisitions, revenues associated with our IT business would have decreased by 5.26% or $4.84 million for the year ended March 31, 2004. This decrease is mainly due to an over-all decrease in our customers' IT spending, a slow-down in the economy and our inability to attract new major customers.

Services and consulting revenue increased by 11.43%, or $1.84 million, to $17.99 million for the year ended March 31, 2004 compared to $16.14 million for the year ended March 31, 2003. This increase is also attributable to our acquisition of Acentra Technologies Inc. and Turnkey Computer Systems, Inc. Services and consulting revenues associated with these acquisitions increased by $2.65 million due to the same reasons discussed in the above paragraph. Without these acquisitions, services and consulting revenue would have decreased by 4.99% or $806,060, to $15.33 million for the year ended March 31, 2004. This decrease is mainly due to an overall decrease in the economy and our inability to attract new major customers.

Procurement revenues increased by 8.22%, or $6.24 million, to $82.18 million for the year ended March 31, 2004. This increase is also attributable to the acquisitions discussed in the above paragraph. Without these acquisitions, procurement revenue would have decreased by 5.32%, or $4.04 million, for the year ended March 31, 2004. This decrease is mainly due to reasons mentioned above regarding total IT revenues.

Three major customers accounted for in the aggregate approximately 57% and 44% of our revenues in the fiscal years 2004 and 2003, respectively. Another major customer purchased manufacturer support service contracts. The net revenues associated with these contracts accounted for approximately 6.22% and 10.78% of our gross profit for the year ended March 31, 2004 and 2003, respectively. We anticipate that these customer concentrations will continue for the foreseeable future. The loss of any of these customers may cause results of operations to vary materially from those anticipated.

Geothermal revenues increased by 8.21%, or $14,444, to $190,346 for the year ended March 31, 2004. This increase is mainly attributable to higher production of steam.

Gross Profit

Aggregate gross profit for our IT business increased by 13.83%, or $1.75 million, to $14.39 million for the year ended March 31, 2004. This increase is mainly attributable to a 11.43% increase in our services and consulting revenues, and a 3.51% decrease in our cost of revenues for services and consulting. Measured as a percentage of total revenues for our IT business, our overall gross profit margin increased to 14.37% of total revenues for the year ended

March 31, 2004 from 13.73% for the year ended March 31, 2003. This increase is also mainly attributable to increase in our services and consulting revenues.

Gross profit for product sales decreased by 6.12%, or $515,444, to $7.90 million for the year ended March 31, 2004 as compared with $8.42 million for the year ended March 31, 2003. Measured as a percentage of procurement revenues, our gross profit margin decreased to 9.62% of procurement revenue for the year ended March 31, 2004 from 11.08% for the year ended March 31, 2003. This decrease is mainly due to continued downward pricing pressure on product sales from our customers. We expect this pricing pressure will continue in the future.

Gross profit for service and consulting increased by 53.59%, or $2.26 million, to $6.49 million for the year ended March 31, 2004 as compared with $4.22 million for the year ended March 31, 2003. Measured as a percentage of service and consulting revenue, our gross margin attributable to service and consulting revenue increased to 36.08% of service and consulting revenue for the year ended March 31, 2004 from 26.18% for the year ended March 31, 2003. This increase in services and consulting gross profit and margin was mainly attributable to installation services associated with computer roll-out projects for the various state agencies in the State of New Jersey, and school districts in Georgia and Florida as well as our ability to manage our billing rates (total revenue generated divided by total billable hours available during the period) and utilization rates (billable hours divided by paid hours) of engineers more effectively.

We must continue to manage billing rates and utilization rates effectively to remain competitive. During the second quarter of our fiscal year ending March 31, 2005, we will begin outsourcing our NOC (Network Operation Center) and Help Desk operations to a third party. By outsourcing this part of our business, we will be able to continue to offer these strategic services while allowing us to change the high fixed cost structure of the business to a variable cost structure due to our failure to achieve budgeted revenues. We expect that this transition will have a positive impact on our gross profit for service and consulting starting July 2004. Our NOC and Help Desk revenues were approximately $414,000, and $559,000 for the fiscal years ended March 31, 2004, and 2003, respectively.

The geothermal gross profit of $81,564 for the year ended March 31, 2004 decreased by 21.14%, or $21,862, as compared with $103,426 for the year ended March 31, 2003. This decrease is mainly due to approximately $40,000 higher operating and maintenance expense associated with the geothermal unit during the third quarter ended December 31, 2003. We do not expect to see such a high operating and maintenance expense in future periods.

Sales, General, and Administrative Expenses

Sales, general and administrative expenses increased by 6.37%, or $801,381, to $13.38 million for the year ended March 31, 2004. This increase is mainly due to our acquisition of Acentra Technologies, Inc. and Turnkey Computer Systems, Inc., and an impairment charge of $462,915 associated with our investment in Network Operation Center (see Note 6 of our Financial Statements). Sales, general and administrative expenses associated with these acquisitions increased by $1.46 million because in the fiscal year ended March 31, 2004, we recorded a full twelve months of expenses versus eight months in the fiscal year ended March 31, 2003. Without these acquisitions and impairment charge, our sales, general and administrative expenses would have decreased by approximately 8.93%, or $1.12 million, for the year ended March 31, 2004. This decrease is mainly attributable to the following:

- Elimination of non-productive sales staff;

- Reduction in sales commission compensation plans; and

- Eliminated duplication of non-essential administrative support services.

During the first quarter of the fiscal year 2005, we consolidated all of our operations, administrative and inventory warehousing functions from Mt. Laurel, NJ and Cranford, NJ to Trenton, NJ. We anticipate this consolidation will result in an approximate cost savings of $380,000 annually.

In spite of vigorous cost containment efforts, various factors, such as retention of employees, costs associated with marketing and selling activities, costs associated with new Securities and Exchange Commission rules, and insurance markets may increase our sales, general and administrative expenses and this could have a negative impact on fiscal year 2005.

Interest expense

Interest expense increased by 104.16%, or $167,493, to $328,296 for the year ended March 31, 2004 as compared with $160,803 for the year ended March 31, 2003. This increase is mainly due to increased borrowings activities, higher day's sales outstanding as well as higher interest rate charged by our lender starting October 2003.

Starting April 2004, interest charged on the outstanding borrowings was reduced to 1% above prime per annum.

Income Taxes

Income tax expense for the year ended March 31, 2004 was $125,687, as compared with benefit of $32,615 for the year ended March 31, 2003. For the year ended March 31, 2004, we recognized a deferred income tax benefit of $176,047 which was netted against the income tax expense of $301,734.

Net Income

Net income increased by 404.05%, or $854,459, to $642,988 or $0.09 per share for the year ended March 31, 2004 as compared with net loss of $(211,471) or $(0.03) per share for the year ended March 31, 2003.

As discussed, the increase in net income is mainly attributable to increased installation services associated with computer roll-out projects for the various state agencies in the State of New Jersey, and school districts in Georgia and Florida as well as our ability to manage utilization rates of engineers more effectively.

Comparison of Years Ended March 31, 2003 and 2002

Total Revenues

Total revenues for our IT business, which includes services and consulting revenue, and procurement revenues, increased by 47.41% or $29.61 million, to $92.08 million for the year ended March 31, 2003, compared to $62.47 million for the year ended March 31, 2002. This increase is primarily attributable to our new business, which commenced in March 2002, with a school district in Jacksonville, Florida, and our acquisitions of Devise Associates, Inc. in January 2002, Acentra Technologies, Inc. in August 2002 and Turnkey Computer Systems, Inc. in August 2002. IT revenue associated with this added business and acquisitions equaled $31.59 million for the year ended March 31, 2003.

Services and consulting revenue increased by 38.49%, or $4.48 million, to $16.14 million for the year ended March 31, 2003 compared to $11.65 million for the year ended March 31, 2002. This increase is attributable to an increase in our manufacturers support services contracts revenues and new business with a school district in Jacksonville, Florida, and from the acquired businesses mentioned above. Net revenues associated with manufacturers support services contracts revenue increased by 81.64%, or $1.22 million, to $2.71 million for the year ended March 31, 2003 compared to $1.49 million for the year ended March 31, 2002. This increase in manufacturers support services contracts revenue is mainly attributable to a $1.37 million sale to one customer. Services and consulting revenue associated with this added business and acquisitions amounted to $6.74 million for the year ended March 31, 2003. Without these acquisitions, services and consulting revenue, exclusive of manufacturer support service contracts, decreased by 34.15%, or $3.47 million for the year ended March 31, 2003.This decrease is mainly due to a slow-down in the economy.

Procurement revenues also increased by 49.46%, or $25.13 million, to $75.94 million for the year ended March 31, 2003. This increase is the net result of the additional revenues of Jacksonville, Florida location and the acquisitions of Devise Associates, Inc., Acentra Technologies, Inc. and Turnkey Computer Systems, Inc. of approximately $24.29 million recorded in the year ended March 31, 2003. Without these acquisitions, procurement revenue would only have increased by 1.65%, or $836,655 for the year ended March 31, 2003.

Geothermal Revenues of $175,902 for the year ended March 31, 2003 decreased by 6.42%, or $12,076 due to lower production of steam.

Gross Profit

Our aggregate gross profit for IT business increased by 27.16%, or $2.7 million, to $12.64 million for the year ended March 31, 2003. This increase is mainly attributable to a 47.41% increase in our IT revenues. Measured as a percentage of our total revenues for IT business, our overall gross profit margin decreased to 13.73% of total revenues for the year ended March 31, 2003 from 15.92% for the year ended March 31, 2002. This decrease is mainly due to lower gross profit margin from our services and consulting revenues.

Gross profit for product sales increased by 40.75%, or $2.44 million, to $8.42 million for the year ended March 31, 2003 as compared with $5.98 million for the year ended March 31, 2002. This increase is mainly attributable to a 49.46% increase in product revenue. Measured as a percentage of procurement revenues, our gross profit margin decreased to 11.08% of procurement revenue for the year ended March 31, 2003 from 11.77% for the year ended March 31, 2002. This decrease is mainly due to continued downward pricing pressure on product sales.

Gross profit for service and consulting increased by 6.65%, or $263,534, to $4.22 million for the year ended March 31, 2003 as compared with $3.96 million for the year ended March 31, 2002. This increase is mainly attributable to a 38.49% increase in services and consulting revenues. Measured as a percentage of services and consulting revenues, our gross margin attributable to services and consulting revenue decreased to 26.18% of services and consulting revenue for the year ended March 31, 2003 from 33.99% for the year ended March 31, 2002. This decrease is due to lower billing rates (total revenue generated divided by total billable hours available during the period) due to poor utilization rates (billable hours divided by paid hours) of engineers during this year.

The geothermal gross profit of $103,426 for the year ended March 31, 2003 decreased by 17.19%, or $21,469 due to lower production of steam coupled with higher operating expenses for the year.

Sales, General, and Administrative Expenses

Sales, general, and administrative expenses increased by 39.79%, or $3.58, to $12.57 million for the year ended March 31, 2003 as compared with $8.99 million for the year ended March 31, 2002. This increase is primarily a result of the following: 1) a $3.74 million increase due to our new business with a school district in Jacksonville, Florida and the acquisitions of Devise Associates, Inc., Acentra Technologies, Inc., and Turnkey Computer Systems, Inc. (including expenses such as sales and administrative personnel costs, sales commissions, benefit expense, rent, insurance, depreciation, building maintenance, and other fixed costs) and 2) a $87,000 Sales and Use tax payment including interest to the State of New York as a result a of sales and use tax audit covering the last five years.

Interest expense

Interest expense for the year ended March 31, 2003 decreased by 23.54%, or $49,502, to $160,803 the year ended March 31, 2003 as compared with $210,305 for the year ended March 31, 2002. This decrease is mainly attributable to lower interest rates, a lower balance on our line of credit, and improved accounts receivable collection performance during the period.

Loss on impairment, Goodwill

We implemented Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" which required that goodwill no longer be amortized against earnings, but instead be reviewed periodically for impairment. Based on the impairment test performed on March 31, 2003 the goodwill of $254,894 associated with the acquisition of Devise Associates, Inc. was impaired.

e-Business Costs

e-Business costs for the year ended March 31, 2003 was $0, as compared with $617,220 for the year ended March 31, 2002. As of January 2002 we discontinued our e-Business division, which was started in January 2000. This cost had mainly consisted of costs associated with maintaining a sales and consulting team of approximately 8 employees, as well as training, certifying, marketing, and advertising expenses.

Income Taxes

Income tax benefit for the year ended March 31, 2003 was $32,615, as compared with expense of $5,632 for the year ended March 31, 2002. For the year ended March 31, 2003, we recognized a deferred income tax benefit of $78,907 that is partially offset by a current income tax expense of $46,292.

Recently Issued Accounting Standards

In June 2001, the FASB issued two new statements: SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other intangible Assets."

Effective April 1, 2002, Emtec adopted SFAS No. 141 that requires business combinations entered into after June 30, 2001 to be accounted for using the purchase method of accounting. Specifically identifiable intangible assets, other than goodwill, are to be amortized over their estimated useful economic life.

SFAS No. 142 requires that goodwill not be amortized, but should be tested for impairment at least annually. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and applies to goodwill and other intangible assets, regardless of when those assets were initially recognized. Effective April 1, 2002, Emtec adopted SFAS No. 142 and in connection with its adoption, discontinued the amortization of goodwill and reviewed the estimated useful lives of previously recorded identifiable intangible assets. Emtec follows the two-step process prescribed in SFAS 142 to test its goodwill for impairment. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Under the guidelines of SFAS No. 142, Emtec is required to perform an impairment test at least on an annual basis. (see note#6 on the financial statements)

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121 but retains the fundamental provisions of SFAS 121 for (I) recognition/measurement of impairment of long-lived assets to be held and used and (II) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board's No. 30 ("APB 30"). "Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, "for segments of a business to be disposed of but retains APB 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Emtec adopted the provisions of SFAS 144 effective April 1, 2002. (see note#7 on the financial statements)

Liquidity and Capital Resources

Cash and cash equivalents at March 31, 2004 of $4,792 represented a decrease of $1,787,309 from $1,792,101 at March 31, 2003. We are a net borrower; consequently, we believe our cash and cash equivalents balance must be viewed along with the available balance on our line of credit. At March 31, 2004, our working capital was increased to $2.08 million from $514,427. This increase in working capital was attributable to net earnings for the year ended March 31, 2004.

Since our inception, we have funded our operations primarily from borrowings under our credit facility. On November 21, 2001, we entered into a $10.0 million revolving credit facility with Fleet Capital Corporation, formerly Summit Business Capital Corporation ("Fleet"), under which we may borrow on 85% of our eligible trade receivables. Interest on outstanding loans under the revolving credit facility with Fleet was charged monthly at a fluctuating rate per annum equal to 0.25% above the prime rate and, at our option, interest on up to 50% of the outstanding loans may be charged at LIBOR plus 2.75%. The Fleet revolving credit facility is collateralized by a lien upon and security interest in substantially all of our assets. Since current credit facilities with two of our primary trade vendors (GE Access and Ingram Micro.) were also collateralized by substantially all of our assets, Fleet, GE Access and Ingram Micro have entered into intercreditor agreements, which provide that as regards to these vendors, debt obligations to Fleet are accorded priority. On November 21, 2001, we also entered into a Wholesale Financing Security Agreement with IBM. This credit facility, which is collateralized by a $750,000 letter of credit from Fleet in favor of IBM, affords us up to a like amount of credit to purchase products floored by IBM Global Financing. On January 9, 2002, Fleet issued a $250,000 letter of credit in favor of our landlord for our New York City office, as a security deposit for the building lease. On July 1, 2003, Fleet also issued a $250,000 letter of credit in favor of Selective Insurance Corporation, as collateral for the performance bond issued to The City of Philadelphia, one of our customers. The maximum credit facility is reduced by the outstanding letters of credit.

On October 17, 2003, Emtec and Fleet executed an amendment to the loan and security agreement under which we may borrow on 80% of our eligible trade receivables up to $10 million through November 20, 2004. Interest on outstanding loans was charged monthly at a fluctuating rate per annum equal to 2.00% above the prime rate. Prior to October 17, 2003, we were charged monthly at a fluctuating rate per annum equal to 0.25% above the prime rate. We also paid an amendment fee of $50,000. This amended loan and security agreement waived all existing events of defaults through June 30, 2003. The lending agreement contains financial covenants that require us to maintain a maximum leverage ratio, a minimum debt ratio, and a minimum EBITDA (earnings before interest, taxes, depreciation and amortization expense).

As of March 31, 2004, we were in compliance with all of our financial covenants and we had a $2,308,416 outstanding balance under the credit facility and unused availability of $6,441,584.

On April 16, 2004, Emtec and Fleet executed another amendment to the loan and security agreement which permits us to obtain up to a $1.0 million in surety bonding capacity from an insurance company. This amendment reduced our interest rate from 2.00% above the prime rate to 1.00% above the prime rate.

At March 31, 2004, our credit facilities with our primary trade vendors, GE Access, Ingram Micro, and Tech Data were as follows: 1) Our credit Line with GE Access was $5.0 million, no interest charged, with an outstanding principal balance of $4.80 million. 2) Our credit line with Ingram Micro was $3.0 million, at an 18% APR interest rate after 30 days from the date of the invoice, with an outstanding principal balance of $2.36 million. 3) Our credit line with Tech Data was $2.0 million, no interest charged, with an outstanding balance of $462,000. Under these credit lines, we are obligated to pay each invoice within 30 days from the date of such invoice.

Capital expenditures of $164,456 during twelve months ended March 31, 2004, were primarily for the purchase of computer equipment for internal use, furniture and fixtures, and leasehold improvements. We anticipate our capital expenditures for fiscal year ending March 31, 2005 will be approximately $400,000.

Emtec has no arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of or requirements for capital resources.

We believe that funds generated from operations and bank borrowings should be sufficient to meet our current operating cash requirements through the next twelve months, although there can be no assurance that all of the aforementioned sources of cash can be realized.

The following are our contractual obligations associated with lease commitments. We lease warehouse and office facilities, vehicles and certain office equipment under noncancellable operating leases. Future minimum lease payments under such leases are as follows:

Fiscal Years	
2005	$ 538,543
2006	445,744
2007	323,811
2008	293,536
Thereafter	72,657
Total	$ 1,674,291

We have no other long-term commitments.

Risk Factors

We cannot assure you that we can successfully increase the portion of our revenues derived from IT services. If we are unsuccessful our future results may be adversely affected.

Our transition from an emphasis on reselling IT products to an emphasis on providing IT services has placed significant demands on our managerial, administrative, and operational resources. Our ability to manage this transition effectively is dependent upon our ability to develop and improve operational, financial, and other internal systems, as well as our business development capabilities, and to attract, train, retain, motivate, and manage our employees. If we are unable to do so, our ability to effectively deliver and support our services may be adversely affected. Further, our transitional efforts to access higher-margin services and consulting revenues have resulted in reduced IT product sales. If we successfully expand our IT services offerings, periods of variability in utilization may continue to occur. In addition, we are likely to incur greater technical training costs during such periods. Historically, our IT reseller activities accounted for 82%, or $82.18 million, of our total revenue of $100.36 million for the fiscal year ended March 31, 2004, 82%, or $75.94 million, of our total revenue of $92.26 million for the fiscal year ended March 31, 2003, and 81%, or $50.81 million, of our total revenue of $62.66 million for the fiscal year ended March 31, 2002. In contrast, our IT services activities accounted for approximately 18%, or $17.99 million, 17%, or $16.14 million, and 19%, or $11.65 million, of our total revenue for the fiscal years ended March 31, 2004, 2003 and 2002, respectively.

Our new services have not achieved widespread client acceptance. If they do not achieve market acceptance, our profit potential may be adversely affected.

While we have offered IT services to our customers since 1983, our major emphasis on IT consulting and services began in 1995.

We have limited experience in developing, marketing, or providing these services. We cannot assure you that we will be able to successfully market such services to either new or existing customers, that our services will achieve market acceptance, or that we will be able to effectively hire, integrate, and manage additional technical personnel to enable us to perform these services to our customers' expectations.

Our inability to maintain high personnel utilization rates may adversely impact our profit potentiality.

The most significant cost relating to the services component of our business is personnel expense, which consists of salaries, benefits, and payroll related expenses. Thus, the financial performance of our service business is based primarily upon billing margins (billable hourly rates less the costs to us of service personnel on an hourly basis) and utilization rates (billable hours divided by paid hours). The future success of the services component of our business will depend in large part upon our ability to maintain high utilization rates at profitable billing margins. The competition for quality technical personnel has continued to intensify, resulting in increased personnel costs. This intense competition has caused our billing margins to be lower than they might otherwise have been. Our utilization rates for service personnel likely will also be adversely affected during periods of rapid and concentrated hiring.

Our revenues and expenses are unpredictable. A decrease in revenues or increase in expenses could materially adversely affect our operating results.

Our operating results have been, and will continue to be, impacted by changes in technical personnel billing and utilization rates. Moreover, we expect that downward pricing pressure will persist due to the continued commoditization of computer products.

Our operating results have been, and will continue to be, impacted by changes in technical personnel billing and utilization rates. Further, there are numerous other factors, which are not within our control that can contribute to fluctuations in our operating results, including the following:

- patterns of capital spending by customers;
- the timing, size, and mix of product and service orders and deliveries;
- the timing and size of new projects, including projects for new customers; and
- changes in trends affecting outsourcing of IT services;

We also believe that, to a limited degree, our business is seasonal with a greater proportion of our product sales occurring in the second and third quarter of our fiscal year due to the capital budgeting and spending patterns of some of our larger customers. Operating results have been, and may in the future also be, affected by the cost, timing, and other effects of acquisitions, including the mix of product and service revenues of acquired companies.

Since our inception, we have funded our operations primarily from borrowings under our credit facility.

Our lending agreement with Fleet contains financial covenants that require us to maintain a maximum leverage ratio, and a minimum debt ratio on a quarterly basis starting April 1, 2004. As of March 31, 2004 the Company was in compliance with all its financial covenants and the Company had a $2,308,416 outstanding balance under the credit facility and an unused line of $6,441,584. However, there can be no assurance that we will be in compliance will all of our financial covenants through November 2004 and Fleet will not immediately call for repayment of the outstanding borrowings under the credit facility .Our credit facility with Fleet expires on November 20, 2004. We will start negotiating new terms of our credit facility with Fleet and other financial institutions during the second quarter of fiscal year 2005 but cannot state with any certainty whether the credit facility with Fleet will be renewed, or if renewed or replaced, our future credit terms.

We do not have long-term commitments from any of our customers and our product sales are on a purchase order basis. Our revenues are concentrated and a loss of any one of our three top customers could materially affect our operations and business.

In general, there are no ongoing written commitments by customers to purchase products from us. All product sales we make are on a purchase order basis. Moreover, our client base is highly concentrated, with our two largest customers, State of New Jersey, and Gwinnett County School System (Georgia), accounted, respectively, for approximately 31% and 16% of our revenues for the year ended March 31, 2004. These same two customers accounted, respectively, for approximately 15% and 20% of our revenues in fiscal year 2003 and approximately 0% and 14% of our revenues in fiscal year 2002. The State of New Jersey computer supply and service contract was acquired in the August 12, 2002 asset acquisition from Acentra Technologies. The State of New Jersey contract is subject to annual renewals. In May 2004, the State of New Jersey extended the contract terms through December 2004. An additional eight customers, Duval County School System, Cingular Wireless, Tiffany & Co., Bally's Park Place Casinos, ING Financial Services, BellSouth Corporation, GE, and Cox Communications, collectively accounted for 37%, 31%, and 22% of our revenues for the years ended March 31, 2004, 2003 and 2002, respectively. We anticipate that these customer concentrations will continue for the foreseeable future. The loss of any one of these customers may cause results of operations to vary materially from those anticipated.

We may not be able to compete effectively in the highly competitive IT services industry.

The IT services business is highly competitive. Our competitors include:

- established computer product manufacturers, some of which supply products to us;
- distributors;
- computer resellers;
- systems integrators; and
- other IT service providers.

Many computer product manufacturers also sell to customers through their direct sales organizations and certain of them have announced their intentions to enhance such direct sales efforts. Many of our current and potential competitors have longer operating histories and financial, sales, marketing, technical, and other resources substantially greater than we do. As a result, our competitors may be able to adapt more quickly to changes in client needs or to devote greater resources than we can to the sales of IT products and the provision of IT services and we may not have the resources to compete effectively.

We must maintain our status as an authorized reseller/service of IT products. The loss on any one of such authorizations could have a material adverse effect on our business and operations.

We are materially dependent on our continued status as an approved reseller of IT products and our continued authorization as an IT service provider. Without such authorizations, we would be unable to provide the range of products and services we currently offer, including warranty services, and manufacturers support services contracts. Our resale agreements with manufacturers generally are terminable by manufacturers upon 30 days' prior written notice. The loss of one or more of such authorizations could have a material adverse effect on our business and results of operations.

We have no long-term sales commitments from any of our suppliers. A loss of any of our four principal suppliers would material adversely affect our IT reseller business.

Our IT reseller business depends on large part upon our access to aggregators and manufacturers, in particular GE Access, Ingram, Tech Data, and Dell to supply us with products at competitive prices and on reasonable terms for resale by us to our customers. Our agreements with Ingram, Tech Data and Dell may be terminated by such companies upon 30 days prior written notice. Our agreement with GE Access is effective until February 28, 2005. After February 28, 2005, our agreement with GE Access can be terminated by either party. We cannot assure you that we will be able to continue to obtain products from GE Access, Ingram, Tech Data, and Dell or our other vendors at prices or on terms acceptable to us, if at all.

Reduction in or elimination of our credit facilities with our primary trade vendors could have a material adverse effect on our business and operations.

Our credit facilities as of the current date with our primary trade vendors, GE Access, Ingram Micro, and Tech Data are $4.0 million, $9.0 million and $3.0 million, respectively. Under these credit lines, we are obligated to pay each invoice within 30 days from the date of such invoice. These credit lines could be reduced or eliminated without a notice, and this action could have a material adverse affect our business, result of operations, and financial condition.

Our client engagements entail significant risks; a failure to meet a client's expectations could materially adversely affect our reputation and business.

Many of our engagements involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Our failure or inability to meet a client's expectations in the performance of our services could result in a material adverse change to the client's operations and therefore could give rise to claims against us or damage our reputation, adversely affecting our business, results of operations, and financial condition.

Our ability to protect our intellectual property rights is questionable. If we are unable to protect such rights, our financial condition could be materially adversely affected.

We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright, and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. However, we cannot assure you that the steps taken by us in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. We are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property, or acquire licenses to the intellectual property that is the subject of the alleged infringement. Our inability or failure to establish rights or to protect our rights may have a material adverse effect on our business, results of operations, and financial condition.

We intend to expand our business through acquisitions of complementary businesses. There is no certainty, however, that we will be successful in acquiring any new businesses or that any such acquisitions will help us achieve our strategic objectives.

As a part of our business development strategy, we intend to pursue acquisitions of IT product and service businesses in order to expand our service offerings, to add to or enhance our base of technical or sales personnel, or to provide desirable client relationships. The success of this strategy depends not only upon our ability to acquire complementary businesses on a cost-effective basis, but also upon our ability to integrate acquired operations into our organization effectively, to retain and motivate key personnel, and to retain customers of acquired firms. We cannot assure you that we will be able to acquire or integrate such businesses successfully. Furthermore, we cannot assure you that financing for any such acquisitions will be available on satisfactory terms, or that we will be able to accomplish our strategic objectives as a result of any such transaction or transactions. In addition, we expect to compete for attractive acquisition candidates with other companies or investors in the IT industry, which could have the effect of increasing the cost of pursuing our acquisition strategy, or it could reduce the number of attractive candidates to be acquired. Acquisitions also may involve a number of specific risks, including:

- possible adverse short-term effects on our operating results;
- dependence on retaining key customers and personnel;
- diversion of management's attention;
- amortization or impairment of acquired intangible assets; and
- risks associated with unanticipated problems, liabilities, or contingencies.

Item 7A. Quantitative and Qualitative Information About Market Risk

We do not engage in trading market risk sensitive instruments and do not purchase hedging instruments or "other than trading" instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. We have not issued debt instruments, entered into forward or future contracts, purchased options and entered into swaps. Our primary market risk exposures are those of interest rate fluctuations. A change in interest rates would affect the rate at which we could borrow funds under our revolving credit facility. Our average balance on the line of credit during the fiscal year ended March 31, 2004 was approximately $4.9 million. Assuming no material increase or decrease in such balance, a one percent change in the interest rate would change our interest expense by approximately $49,000 annually.

Item 8. Financial Statements and Supplementary Data

Reference is made to Item 15(a)(i) herein.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2004. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission.

There has not been any change in our internal control over financial reporting in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during the quarter ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers

The following table sets forth certain information as to each of our executive officers and directors:

Name	Age	Positions and Offices Presently Held
John P. Howlett	60	Chairman of the Board and Chief Executive Officer
Ronald A. Seitz	57	President and Chief Operating Officer and Director
R. Frank Jerd	62	Director
George F. Raymond	67	Director
Sam Bhatt	36	Vice President Finance and Treasurer
Guy Fessenden	47	Executive Vice President

John P. Howlett has been our Chairman of the Board and Chief Executive Officer since January 17, 2001 and Chief Executive Officer of Emtec-NJ since August, 1997 and Chairman of Emtec-NJ since August, 1998. He has been a director of Emtec-NJ since October, 1996. Mr. Howlett was the founder (in 1983) of Cranford, New Jersey-based Comprehensive Business Systems, Inc. (CBSI). CBSI primarily provided microcomputer systems, network integration, training, and data communications to mid-size and Fortune 1000 corporations. In October 1996, CBSI merged into Emtec-NJ. Prior to founding CBSI, Mr. Howlett was with the AT&T Long Lines Division for twelve years. He earned a Bachelor of Science degree in Electrical Engineering from Rose Hulman Institute of Technology in Terre Haute, Indiana, and a Master of Business Administration degree from Fairleigh Dickinson University in New Jersey. A Vietnam veteran, Mr. Howlett served in the U.S. Army for four years.

Ronald A. Seitz has been our President and Chief Operating Officer since February 2003 and Executive Vice-President and a director since January 17, 2001 and Executive Vice President of Emtec-NJ since March, 1996. Prior to that he was the Chief Operating Officer of Emtec-NJ. He has been a director of Emtec-NJ since April, 1995. Mr. Seitz was the founder (in 1980) of Charleston, South Carolina-based Computer Source, Inc. (CSI). CSI primarily provided microcomputer systems, network integration, and data communications to mid-size and Fortune 1000 corporations. In April 1995, CSI merged with Landress Information Systems of Mt. Laurel, New Jersey to become Emtec-NJ. Prior to founding CSI, Mr. Seitz was employed for six years as an engineer with the U.S. government in Washington, DC. He graduated from North Carolina State University with a Bachelor of Science degree and from George Washington University with an MBA in computer science. Mr. Seitz also holds a DMD degree from the Dental School at the Medical University of South Carolina.

R. Frank Jerd was appointed as a director upon the consummation of our merger with Emtec-NJ. Mr. Jerd is, and has been, a securities analyst for Montauk Capital in New York since 1994. From 1992 to 1993, he was chief executive officer of Benesys, Inc., a medical software company. He was also CEO of Gandalf Systems Corporation from 1993 to 1994. Mr. Jerd earned a Bachelor of Science Degree in Mathematics at Marshall University.

George F. Raymond was elected as a director in August 2001. Mr. Raymond has been retired from active employment since 1989. Since his retirement, he has worked as a consultant to the information technology industry. In 1972, Mr. Raymond founded Automatic Business Centers, Inc., a payroll process service company and served as its president until its sale to Automatic Data Processing in 1989. In 1965 he co-founded Computer Services Inc, a general purpose data processing service company, which was purchased by Management Data Corp. in 1969. Mr. Raymond served as the president of Computer Services Inc. until 1972. Prior thereto, Mr. Raymond was a management consultant with Touche Ross & Co. from 1961 to 1965. Currently Mr. Raymond serves on the Board of directors of five companies, four of which are publicly traded.

Sam Bhatt has been Vice President – Finance and Treasurer of Emtec since January 17, 2001 and of Emtec-NJ since July 2000. Prior to that and from July, 1997, he was Director of Accounting for Emtec-NJ. He also held the positions at Emtec-NJ of Accounting Manager (from 1994 to July, 1997) and of Senior Accountant (from 1992 to 1994). Mr. Bhatt holds a Bachelor of Science Degree in business administration from Drexel University in Pennsylvania and a Diploma in Hotel Management from the Institute of Hotel Management and Catering Technology in Bombay, India.

Guy Fessenden has been Executive Vice President of Emtec since January 2002. Mr. Fessenden joined Emtec from DIS Research, Ltd., which he founded in 1984 and where he was a Chief Executive Officer. Prior to founding DIS, Mr. Fessenden was assistant to the CEO of WR Grace & Co., an international conglomerate with holdings in number of industries, including shipping, food, publishing and others. Mr. Fessenden earned a Bachelor of Science Degree in Accounting and Master of Business Administration Degree at St. John's University.

During 2004, the Board of Directors met five times. Each director attended all of the meetings of the Board of Directors. The Board of Directors has no audit committee, compensation committee or nominating committee. The Board of Directors as a whole makes all such determinations and any director who as is an "interested" party in a specific matter abstains from voting on such matter.

Since we are not a listed company, we are not required to establish an audit committee. Our board of directors believes it can conduct all of the functions of an audit committee without unduly burdening the duties and responsibilities of the board members. Our board of directors has determined that Mr. George F. Raymond, an independent member of our board of directors, meets the SEC definition of an "audit committee financial expert."

Our Board of Directors has adopted a Code of Ethics applicable to all of its employees, including its Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, as well as the members of its board of directors. The Code of Ethics is filed as an exhibit to this Form 10-K.

Compliance With Section 16(a) of The Securities Exchange Act Of 1934

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own beneficially more than 10% of our common stock to file reports of ownership and changes in ownership of such common stock with the Securities and Exchange Commission, and to file copies of such reports with us. Based solely upon a review of the copies of such reports filed with Emtec, Emtec believes that during the fiscal year ended March 31, 2004, such reporting persons complied with the filing requirements of said Section 16(a), except that Mr. Guy Fessenden was not timely in the filing of his Initial Statement of Beneficial Ownership of Securities.

Item 11. Executive Compensation

The following table sets forth the aggregate compensation that we paid for services rendered to us in all capacities during our fiscal years ended March 31, 2004, 2003 and 2002 by our chief executive officer and by our other executive officers whose cash compensation exceeded $100,000 per year in any such year.

Summary Compensation Table

					Long Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Number of Options	Long Term Incentive Payouts	All Other Compensation
John P. Howlett	2004	$ 216,300	--	—	—	—	—	$16,173(1)
- Chief Executive	2003	$ 212,000	--	—	—	—	—	$18,553(1)
- Officer	2002	$ 204,000	--	—	—	—	—	$16,750(1)
	2004	$ 216,300	--	—	—	—	—	--
Ronald A. Seitz	2003	$ 212,000	--	—	—	—	—	$6,642(2)
- Chief Operating Officer	2002	$ 204,000	--	—	—	—	—	$6,704(2)
- and President								
	2004	$128,757	--	—	—	—	—	—
Sam Bhatt	2003	$120,000	--	—	—	—	—	—
-Vice President	2002	$114,545	--	—	—	—	—	—
-Finance								
Guy Fessenden								
-Executive Vice-	2004	$176,154	--	$17,500(3)	—	—	—	—
President	2003	$150,000	--	$83,330(3)	—	—	—	—

(1) Reflects employer contributions for life insurance premiums and for disability insurance premiums.

(2) Reflects employer contribution for life insurance premiums.

(3) Reflects paid commissions during fiscal 2004 and 2003.

Stock Options

None of the named executive officers listed in the Summary Compensation Table were granted stock options during the fiscal year ended March 31, 2004.

Set forth below is information with respect to unexercised options held by our named executive officers to purchase our common stock

Aggregated Option Exercises in Fiscal Year 2004 and Fiscal Year End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Unexercised Securities Underlying Options at March 31, 2004		Value of Unexercised In-the-Money Options	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John P. Howlett............	—	$ 0	0	0	$ 0	$ 0
Ronald A. Seitz............	—	$ 0	0	0	$ 0	$ 0
Sam Bhatt.....................	—	$ 0	14,750	1,250	$ 0	$ 0
Guy Fessenden	—	$ 0	0	0	$ 0	$ 0

Compensation of Directors

Non-employee directors receive annual compensation of $10,000. Directors also receive stock options at the discretion of the Board. Non-employee directors receive reimbursement of out-of-pocket expenses incurred for each board meeting or committee meeting attended.

Compensation Committee Interlocks and Insider Participation

Currently, there is no compensation committee. The members of the entire board deliberate and decide compensation. Neither Mr. Jerd nor Mr. Raymond is or has been an employee or an officer of our company. Mr. Howlett is our Chairman, and Chief Executive Officer, and Mr. Seitz is our President and Chief Operating Officer.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 30, 2004, based on information obtained from the persons named below, with respect to the beneficial ownership of our common stock held by:

- each person known by us to be the owner of more than 5% of our outstanding shares;
- each director;
- each executive officer named in the Summary Compensation Table; and
- all executive officers and directors as a group.

Name and Address of Beneficial Owner[1]	Amount and Percentage of Beneficial Ownership[2]	
John P. and Rosemary A. Howlett	1,400,910	18.98%
Ronald A. Seitz	829,519[3]	11.24%
Sam Bhatt	37,504	.51%
Guy Fessenden	0	0
R. Frank Jerd	45,000	.61%
George F. Raymond	30,000	.40%
Tom Dresser 3505 S. Ocean Boulevard Hollywood, FL 33019	1,029,774	13.95%
Richard Landon 142 York Road Delran, NJ 08075	1,029,774	13.95%
Carla Seitz P.O. Box 2243 Mt. Pleasant, SC 29465	782,707[4]	10.61%
All executive officers and directors as a group (6 persons)	3,125,640	41.84%

(1) Each stockholder's address is c/o Emtec, 572 Whitehead Road, Bldg#1, Trenton, New Jersey, 081619, unless otherwise indicated.

(2) As used herein, beneficial ownership means the sole or shared power to vote, or direct the voting of, a security, or the sole or shared power to invest or dispose, or direct the investment or disposition, of a security. Except as otherwise indicated, all persons named herein have (i) sole voting power and investment power with respect to their shares, except to the extent that authority is shared by spouses under applicable law and (ii) record and beneficial ownership with respect to their shares; also includes any shares issuable upon exercise of options or warrants that are currently exercisable or will become exercisable within 60 days after June 30, 2004.

(3) Excludes 782,707 shares owned by Carla Seitz, Mr. Seitz's spouse. Mr. Seitz disclaims any beneficial interest in these shares.

(4) Excludes 829,519 shares owned by Ronald A. Seitz, Mrs. Seitz's spouse. Mrs. Seitz disclaims any beneficial ownership in these shares.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securites remaining available for future issuance underequity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders	--	--	--
Equity compensation plans not approved by security holders [1]	415,228	$0.69	584,772
Total	415,228	$0.69	584,772

(1) The Company's 1996 Stock Option Plan (the Plan) (amended in 1999) authorizes the granting of stock options to directors and eligible employees. The Company has reserved 1,000,000 shares of its common stock for issuance under the Plan at prices not less than 100% of the fair value of the Company's common stock on the date of grant (110% in the case of shareholders owning more than 10% of the Company's common stock). The Black-Scholes option pricing model has been used to determine the fair value of options granted subsequent to January 17, 2001.

Item 13. Certain Relationships and Related Transactions

There are no relationships or related party transactions of a nature required to be disclosed hereunder.

Item 14. Principal Accountants Fees and Services

Baratz & Associates, P.A. ("BA") was retained as our independent auditors for our fiscal year ended March 31, 2004. We did not consult with BA during either the prior fiscal years or the interim period with respect to (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event.

The following table sets forth the aggregate fees incurred by us for the fiscal year ended March 31, 2004 and 2003 to our principal auditing firm:

	2004	2003
Audit Fees	$86,000	$86,000
Audit Related Fees	$ 500	$ 7,000
Tax Fees	$20,000	$16,000
All Other Fees	$ 7,000	$ 7,000
Total	$113,500	$116,000

Audit Fees: The Audit Fees billed by BA for the fiscal years ended March 31, 2004 and March 31, 2004, respectively, were for professional services rendered for the audits of the financial statements of the Company, quarterly reviews, and assistance with the review of documents filed with the Securities and Exchange Commission.

Audit Related Fees: The Audit Related Fees for the fiscal years ended March 31, 2004 and March 31, 2003, respectively, were for attendance at the annual shareholders meeting, and were for the advice and guidance on the Form 8-K filings concerning the acquisitions of Acentra Technologies, Inc. and Turnkey Computer Systems.

Tax Fees: The Tax Fees billed by BA for the fiscal years ended March 31, 2004 and March 31, 2004, respectively, were for services performed in connection with income tax compliance.

All Other Fees: All Other fees billed by BA for the fiscal years ended March 31, 2004 and March 31, 2004, respectively, were for professional services rendered for the 401K audit.

Our board of directors has adopted a policy that requires advance approval of all audit, audit-related, tax services, and other services performed by our independent auditor. The policy provides for pre-approval by the board of directors of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the board of directors must approve the permitted service before the independent auditor is engaged to perform it.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports and Reports of Form 8-K

(a) **Documents filed as part of this report:**

(i) Financial Statements

(ii) Financial Statement Schedules

None

(iii) Exhibits:

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization dated as of December 14, 2000 between Registrant, then known as American Geological Enterprises, Inc., and Emtec, Inc.[1]
3.1	Certificate of Incorporation, as amended[2]
3.2	Amended and Restated Bylaws[2]
4.1	Certificate evidencing shares of common stock[2]
10.1	Resale Agreement dated September 29, 1997 between Registrant and Ingram Micro, Inc.[2]
10.2	Volume Purchase Agreement dated January 28, 1998 between Registrant and Tech Data Corporation[2]
10.3	Agreement of Lease dated April 1, 1992 between Registrant and Bell Atlantic Properties, Inc., as amended, for Mt. Laurel, New Jersey facility[2]
10.4	Lease Agreement dated May 5, 1993 between registrant and Central Cranford Associates, for Cranford, New Jersey facility[2]
10.5	Lease Agreement dated July 7, 1994 between Registrant and Connecticut General Life Insurance Company, as amended, for Norcross, Georgia facility[2]
10.6	Lease Agreement dated August 8, 1995 between Registrant and Charleston Rivergate Associates I, as amended, for Charleston, South Carolina facility[2]

Exhibit No.	Description
10.7	Lease Agreement dated July 21, 2000 between Registrant and Strawberry Hill Associates, for Norwalk, Connecticut facility(2)
10.8	Microsoft Certified Partner Agreement, dated December 20,2000, between Microsoft and Registrant(3)
10.9	IBM Business Partner Agreement, dated May 31, 2000, between International Business Machines Corporation and Registrant(3)
10.10	Letter Agreement, dated April 24, 2001, between Novell Inc. and Registrant(3)
10.11	Citrix Solutions Network Gold Renewal Membership Agreement, dated April 30, 2001, between Citrix Systems, Inc. and Registrant(3)
10.12	U.S. Systems Integrator Agreement, dated December 22, 1999, between Cisco System, Inc. and Registrant.(3)
10.13	Sun Microsystem, Inc. Channel Agreement, dated February 1, 2000, between Sun Microsystems, Inc. and Emtec, Inc. .(6)
10.14	Loan and Security Agreement, dated November 21, 2001, by and between Fleet Capital Corporation and Registrant.(4)
10.15	Agreement for Wholesale Financing, dated November 21, 2001, by and between IBM Credit Corporation and Registrant.(4)
10.16	Subordination Agreement, dated as of the 21st day of November, 2001, among Registrant, MRA Systems, Inc. dba GE Access and Fleet Capital Corporation.(4)
10.17	Intercreditor Agreement, dated as of November 21, 2001, between Fleet Capital Corporation and Ingram Micro Inc. and accepted by Registrant.(4)
10.18	Asset Acquisition Agreement dated December 5, 2001 by and between Devise Associates, Inc. and Registrant.(5)
10.19	Lease Agreement dated January 9, 2002 between Registrant and Vandergrand Properties Co., L.P., for New York, New York facility.(9)
10.20	Lease Agreement dated March 1, 2002 between Registrant and G. F. Florida Operating Alpha, Inc.,, for Jacksonville, Florida facility.(9)
10.21	Lease Agreement dated August 1, 2002 between Registrant and Fazzone and Zima, for Cheshire, CT facility.(10)
10.22	Lease Agreement dated November 15, 2002 between Registrant and Hamilton Transit Corporate Center, for warehouse facility in Trenton, New Jersey.(10)
10.23	Asset Acquisition Agreement dated August 12, 2002 by and between Acentra Technologies, Inc. and Registrant.(7)
10.24	Asset Acquisition Agreement dated August 31, 2002 by and between Turnkey Computer Systems, Inc. and Registrant.(8)
10.25	Assignment of State of New Jersey Contract from Acentra Technologies, Inc. to the Registrant.(7)
10.26	Remarketer/Integrator Agreement dated August 15, 2002 between Dell Marketing L.P. and the Registrant.(7)
10.27	Lease Agreement dated June 1, 2004 between Registrant and Hamilton Transit Corporate Center, for office space in Trenton, New Jersey.

Exhibit No.	Description
10.28	Lease Agreement dated May 20, 2004 between Registrant and Facstore, for office space in Cranford, New Jersey.
10.29	1996 Stock Option Plan, as amended in 1999[2]
14.1	Code of Ethics
31.1	Rule 13a-14(a)/15 d-14(a) Certification of John P. Howlett, Principal Executive Officer, of Emtec, Inc. dated July 14, 2004.
31.2	Rule 13a-14(a)/15 d-14(a) Certification of Sam Bhatt, Principal Financial Officer, of Emtec, Inc. dated July 14, 2004.
32.1	Section 1350 Certificate of John P. Howlett, Principal Executive Officer, of Emtec, Inc. dated July 14, 2004.
32.2	Section 1350 Certificate of Sam Bhatt, Principal Financial Officer, of Emtec, Inc. dated July 14, 2004.
21.1	Subsidiaries[2]

(1) Previously filed as an exhibit to Registrant's Current Report on Form 8K dated January 17, 2001, filed on January 31, 2001, and incorporated herein by reference.

(2) Previously filed as an exhibit to Registrant's Registration Statement on Form 10 filed on May 21, 2001, and incorporated herein by reference.

(3) Previously filed as an exhibit to Amendment No. 1 to Registration Statement on Form 10, filed on July 12, and incorporated herein by reference.

(4) Previously filed as an exhibit to Registrant's Current Report on Form 8K dated November 21, 2001, filed on November 26, 2001, and incorporated herein by reference.

(5) Previously filed as an exhibit to Registrant's Current Report on Form 8K dated December 5, 2001, filed on December 20, 2001, and incorporated herein by reference.

(6) Previously filed as an exhibit to Registrant's Form 10-K dated March 31, 2001, filed on July 12, 2001, and incorporated herein by reference.

(7) Previously filed as an exhibit to Registrant's Current Report on Form 8K dated August 12, 2002 filed on August 26, 2002, and incorporated herein by reference.

(8) Previously filed as an exhibit to Registrant's Current Report on Form 8K dated August 31, 2002 filed on September 13, 2002, and incorporated herein by reference.

(9) Previously filed as an exhibit to Registrant's Form 10-K dated March 31, 2002, filed on June 30, 2002, and incorporated herein by reference.

(10) Previously filed as an exhibit to Registrant's Form 10-K dated March 31, 2003, filed on July 15, 2003, and incorporated herein by reference.

(b) **Reports on Form 8-K filed during the quarter ended March 31, 2004:**

Form 8-K filed on February 19, 2004, required by Item 12 of the Form 8-K, Result of Operations and Financial Condition.

Form 8-K filed on April 1, 2004, required by Item 5 of the Form 8-K, Other Events and Required FD Disclosure.

Form 8-K filed on June 28, 2004, required by Item 12 of the Form 8-K, Result of Operations and Financial Condition.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Emtec, Inc.
572 Whitehead Road, Bldg.# 1
Trenton, New Jersey 08619

We have audited the accompanying consolidated balance sheets of Emtec, Inc. as of March 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emtec, Inc. at March 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 2002, the Company changed its method for accounting for goodwill and other intangible assets by adopting Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/Baratz & Associates, P.A.

Marlton, New Jersey
June 4, 2004

EMTEC, INC.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2004 AND 2003

	2004	2003
Assets		
Current Assets		
Cash and cash equivalents	$ 4,792	$ 1,792,101
Receivables:		
Trade, net	15,206,972	14,553,124
Others	289,445	476,682
Inventories	1,599,166	2,881,868
Prepaid expenses	396,313	462,827
Deferred tax assets	186,368	34,954
Total Current Assets	17,683,056	20,201,556
Property and equipment, net	387,073	1,190,851
Investment in geothermal power unit, net	569,960	611,519
Deferred tax assets	103,813	105,201
Intangible assets	118,198	176,632
Other assets	46,512	48,825
Total Assets	$ 18,908,612	$ 22,334,584

The accompanying notes are an integral part of these consolidated financial statements.

EMTEC, INC.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2004 AND 2003

	2004	2003
Liabilities and Shareholders' Equity		
Current Liabilities		
Line of credit	$ 2,308,416	$ 8,203,290
Accounts payable	9,295,882	8,199,792
Customer deposits	332,667	488,127
Income tax payable	279,397	25,781
Accrued liabilities	2,529,885	1,449,126
Deferred revenues	853,393	1,321,013
Total Current Liabilities	15,599,640	19,687,129
Deferred revenue	714,573	757,023
Deferred tax liability	25,924	51,945
Total Liabilities	16,340,137	20,496,097
Shareholders' Equity		
Common stock, $.01 par value; 25,000,000 shares authorized; 7,380,498 and 7,080,498 shares issued and outstanding at March 31, 2004 and 2003	73,805	70,805
Additional paid-in capital	2,294,805	2,210,805
Retained Earnings (accumulated deficit)	199,865	(443,123)
Total Shareholders' Equity	2,568,475	1,838,487
Total Liabilities and Shareholders' Equity	$ 18,908,612	$ 22,334,584

The accompanying notes are an integral part of these consolidated financial statements.

EMTEC, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2004, 2003 AND 2002

	2004	2003	2002
Revenues:			
Procurement services	$ 82,184,744	$ 75,943,230	$ 50,813,243
Service and consulting	17,986,564	16,140,896	11,654,978
Geothermal	190,346	175,902	187,978
Total Revenues	100,361,654	92,260,028	62,656,199
Cost of Revenues:			
Procurement services	74,282,388	67,525,430	44,832,526
Service and consulting	11,497,465	11,915,844	7,693,460
Geothermal	108,782	72,476	63,083
Total Cost of Revenues	85,888,635	79,513,750	52,589,069
Gross Profit:			
Procurement services	7,902,356	8,417,800	5,980,717
Service and consulting	6,489,099	4,225,052	3,961,518
Geothermal	81,564	103,426	124,895
Total Gross Profit	14,473,019	12,746,278	10,067,130
Operating Expenses:			
Selling, general and administrative	13,376,048	12,574,667	8,995,255
Termination costs	-	-	21,746
Interest	328,296	160,803	210,305
Loss on impairment,Goodwill	-	254,894	-
E-Business costs	-	-	617,220
Total Operating Expenses	13,704,344	12,990,364	9,844,526
Income (Loss) Before Income Tax	768,675	(244,086)	222,604
Income tax expense (benefit)	125,687	(32,615)	5,632
Net Income (Loss)	$ 642,988	$(211,471)	$ 216,972
Net Income (Loss) Per Share {Basic And Diluted}	$ 0.09	$(0.03)	$ 0.03
Weighted Average Number Of Shares Outstanding:			
Basic	7,380,498	7,080,498	7,080,498
Diluted	7,483,549	7,123,831	7,081,398

The accompanying notes are an integral part of these consolidated financial statements.

EMTEC, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED MARCH 31, 2004, 2003 AND 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Comprehensive (Loss) Income	Total Shareholders' Equity
Balance, April 1, 2001	7,080,498	70,805	2,210,805	(448,624)	(5,458)	1,827,528
Net income for the year				216,972		216,972
Unrealized gain on marketable securities					5,458	5,458
Total Comprehensive Income						222,430
Balance, March 31, 2002	7,080,498	$ 70,805	$ 2,210,805	$(231,652)	$ -	$ 2,049,958
Net loss for the year				(211,471)		(211,471)
Balance, March 31, 2003	7,080,498	$ 70,805	$ 2,210,805	$(443,123)	$ -	$ 1,838,487
Stock issued as payment for services	300,000	3,000	4,000			87,000
Net income for the year				642,988		642,988
Balance, March 31, 2004	7,380,498	$ 73,805	$ 2,294,805	$ 199,865	$ -	$ 2,568,475

The accompanying notes are an integral part of these consolidated financial statements.

EMTEC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2004, 2003 AND 2002

	2004	2003	2002
Cash Flows From Operating Activities			
Net income (loss) for the year	$ 642,988	$(211,471)	$ 216,972
Adjustments to Reconcile Net Income (Loss) To Net Cash Provided By (Used In) Operating Activities			
Depreciation and amortization	605,309	590,293	548,007
Impairment Charges	462,915	254,894	-
Deferred income tax (benefit) expense	(176,047)	(78,907)	13,693
Stock issued as payment for services	87,000	-	-
Changes In Operating Assets and Liabilities			
Decrease in marketable securities	-	-	292,346
(Increase) decrease in receivables	(466,611)	(8,444,852)	6,677,082
Decrease (Increase) in inventories	1,282,702	(1,791,919)	(70,235)
Decrease (Increase) in prepaid expenses	66,515	(74,520)	(88,537)
Decrease (Increase) in other assets	2,313	(903)	5,289
Increase (decrease) in accounts payable	1,096,092	1,589,955	(674,788)
(Decrease)Increase in customer deposits	(155,460)	242,740	42,185
Increase in income tax payable	253,616	23,694	-
Increase (decrease)in accrued liabilities	1,080,759	686,931	(261,361)
(Decrease)Increase in deferred revenues	(510,070)	438,150	(101,389)
Net Cash Provided By(Used In) Operating Activities	4,272,021	(6,775,915)	6,599,264
Cash Flows From Investing Activities			
Purchases of equipment	(164,456)	(1,003,962)	(142,624)
Additional investment in geothermal unit	-	(64,978)	(56,822)
Acquisition of a business segment	-	(100,000)	(409,945)
Net Cash Used In Investing Activities	(164,456)	(1,168,940)	(609,391)
Cash Flows From Financing Activities			
Net (decrease) increase in line of credit	(5,894,874)	8,203,290	(6,535,405)
Payment of related party debt	(-	(19,000)	-
Net Cash (Used In) Provided By Financing Activities	(5,894,874)	8,184,290	(6,535,405)
Net Increase (Decrease) in Cash and Cash Equivalents	(1,787,309)	239,435	(545,532)
Beginning Cash and Cash Equivalents	1,792,101	1,552,666	2,098,198
Ending Cash and Cash Equivalents	$ 4,792	$ 1,792,101	$ 1,552,666

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

Emtec (OTC: ETEC) is a systems integrator focused on providing technology solutions that enable our customers to effectively use and manage their data to grow their businesses. Our areas of specialization in IT services include enterprise computing, data communications, data access, network design, enterprise backup and storage consolidation, managed services and staff augmentation. Emtec's solutions are crafted to enable our customers to become more efficient and effective, thereby giving them a competitive advantage. Our customers are primarily Fortune 2000 companies, state and local government, local school districts, and other large and mid-sized companies located principally in the New York/New Jersey Metropolitan area and the Southeastern United States. Our commercial business is generally with customers with annual revenues ranging from $50 million to $500 million. We service our customer base from leased facilities in New Jersey, New York, Georgia, and Florida.

The Company, was formed on April 1, 1995, as a result of the 1995 and 1996 mergers of three information technology companies that were originally founded between 1980 and 1983.

Principles of Consolidation

The consolidated financial statements include the accounts of the issuer and its wholly owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in the financial statements and accompanying notes. These estimates form the basis for judgments we make about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. US GAAP requires us to make estimates and judgments in several areas, including those related to impairment of goodwill and equity investments, revenue recognition, recoverability of inventory and receivables, the useful lives of long lived assets such as property and equipment, the future realization of deferred income tax benefits and the recording of various accruals.

Revenue Recognition

The Company recognizes revenues based upon Staff Accounting Bulletin #101 (SAB 101). SAB 101 states that revenue recognition cannot occur until the earnings process is complete, evidenced by an agreement between the Company and the customer, there has been delivery and acceptance, collectibility is probable, and pricing is fixed and determinable. If significant obligations remain after delivery, revenue is deferred until such obligations are fulfilled. Procurement services represent sales of computer hardware and prepackaged software. Revenue from consulting and support service contracts are recognized ratably over the contract or service period. Revenues from manufacturer support service contracts where the manufacturer is responsible for fulfilling the service requirements of the customer are recognized immediately at their contract sale date. The Company believes that net revenue reporting for manufacturer support service contracts is more appropriate. Thus the Company has adopted net revenue reporting for manufacturer support service contracts starting with the fiscal year ended March 31, 2003 and has reclassified contract costs from the year ended March 31, 2002 as an offset to revenue to conform to the current presentation.

Cash Equivalents

Cash equivalents include items almost as liquid as cash with maturity periods of three months or less when purchased. The carrying amount of cash and cash equivalents approximates fair value.

Trade Receivables

The Company provides an allowance for losses on trade receivables based on a review of the current status of existing receivables and management's evaluation of periodic aging of the accounts.

Other Receivables

Other receivables represent rebates, price protection receivables and amounts due from vendors for purchase returns made in the ordinary course of business.

Concentration of Credit Risk

The Company provides its services to a wide variety of commercial, governmental and institutional customers. Financial instruments which potentially subject the Company to concentrations of credit risk are cash (and cash equivalents) and trade receivables. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, does not require collateral from its customers. The Company has not experienced significant credit losses. The Company maintains deposit accounts with reputable financial institutions; at times, such deposits may exceed Federal Depository Insurance Limits.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Cost is based on standard costs generated principally by the most recent purchase prices. The Company provides an inventory reserve for obsolescence and deterioration based on management's review of products and sales.

Property and Equipment

Property and equipment are stated at original cost. Depreciation and amortization for financial accounting purposes are computed using the straight line method over the estimated lives of the respective assets. Accelerated methods of depreciation are used for tax purposes. Property and equipment along with their components are as follows:

	Original Cost		Estimated Life
	March 2004	March 2003	(Years)
Computer equipment	$ 3,643,052	$ 3,559,185	3
Furniture and fixtures	357,845	321,670	5
Leasehold improvements	244,847	200,435	5
Vehicles	80,984	80,984	2
Total Property and Equipment	$ 4,326,728	$ 4,162,274	
Less: accumulated depreciation and amortization	(3,939,655)	(2,971,423)	
Net book value	$ 387,073	$ 1,190,851	

Maintenance and repair costs are charged to expense as incurred. The cost and accumulated depreciation relating to property and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gains or losses are credited or charged to income.

Valuation of Long Lived Assets

The Company evaluates the recoverability of its long-lived assets (other than intangibles and deferred tax assets) in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets,"(SFAS No. 144). Long-lived assets are reviewed for impairment under SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset.

Goodwill and Intangible Assets

Goodwill is the excess of the purchase price over the fair value of the net assets acquired in a business combination accounted for under the purchase method. Beginning April 1, 2002, in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," (SFAS 142), goodwill and indefinite-lived assets are no longer amortized, but instead tested for impairment at least annually. Intangible assets that have finite useful lives are amortized over their useful lives.

Income Taxes

Income taxes are accounted for under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than the enactment of changes in tax laws or rates. A valuation allowance is recognized if, on weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Advertising Costs

Advertising and marketing costs are charged to expense as incurred.

Advertising and marketing expenses for the years ended March 31, 2004, 2003 and 2002 were $370,800, $492,481, and $306,271, respectively.

Stock-Based Compensation

The Company did not change to the fair value based method of accounting for stock-based employees' compensation. Accordingly, the adoption of SFAS No. 148 did not affect the Company's financial condition or results of operations. However,SFAS No. 148 requires that information be provide as if the Company had accounted for employee stock options under the fair value method of this statement, including disclosing proforma information regarding net income (loss) and earnings (loss) per share. The Company accounts for stock based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123.

Reclassifications

Certain reclassifications have been made to prior years balances in order to conform to current presentations.

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings (loss) per share are computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.

2. Acquisitions

On August 31, 2002, the Company acquired all of the customer contracts and certain assets of Turnkey Computer Systems, Inc. of Clifton, NJ. The purchase price will be paid over a two-year period and will be based on an earning share derived from the customer contracts transferred from Turnkey to Emtec. On December 15, 2003, the Company and Turnkey have finalized the earning share for the twelve months ended August 31, 2003. Total earning share for the twelve months ended August 31, 2003 was $150,019. The Company had adequately accrued and charged the potential earning share payout to that period's earnings. The second earning share will be calculated at the end of twelve months ended on August 31, 2004.

On August 12, 2002, the Company acquired certain assets of Acentra Technologies, Inc., including the assignment of the State of New Jersey computer supply and services contract. The Company paid a net purchase price of $165,607 in cash to be allocated under the purchase method as follows:

Assignment of State of NJ Contract	$ 100,000
Inventory	326,798
Equipment	22,715
Advance payment amount from customers	(283,906)
Net Purchase Price	$ 165,607

3. Trade Receivables

The Company provides an allowance for losses on trade receivables based on a review of the current status of existing receivables and management's evaluation of periodic aging of the accounts. Trade accounts receivable consists of followings:

	March 31, 2004	March 31, 2003
Trade Receivable	$ 15,570,374	$ 14,793,971
Allowance for doubtful accounts	(363,402)	(240,847)
Trade Receivable, net	$ 15,206,972	$ 14,553,124

4. Inventories

The components of inventories at March 31, are as follows:

	2004	2003
Hardware, software and accessories	$ 2,151,818	$ 3,221,904
Service parts	169,899	131,167
	2,321,717	3,353,071
Less inventory reserve	722,551	471,203
	$ 1,599,166	$ 2,881,868

Appropriate consideration has been given to deterioration, obsolescence and other factors in evaluating net realizable value.

5. Financing Arrangements

On November 21, 2001, the Company entered into a $10.0 million revolving credit facility with Fleet Capital Corporation, formerly Summit Business Capital Corporation ("Fleet") under which the Company may borrow on 85% of its eligible trade receivables. Interest on outstanding loans under the revolving credit facility with Fleet was charged monthly at a fluctuating rate per annum equal to 0.25% above the prime rate and, at the Company's option, interest on up to 50% of the outstanding loans may be charged at libor plus 2.75%. The Fleet revolving credit facility is collateralized by a lien upon and security interest in substantially all of the Company assets. Since current credit facilities with two of the Company's primary trade vendors (GE Access and Ingram Micro.) were also collateralized by substantially all of the Company's assets, Fleet, GE Access and Ingram Micro have entered into intercreditor agreements, which provide that as regards to these vendors, debt obligations to Fleet are accorded priority. On November 21, 2001, the Company also entered into a Wholesale Financing Security Agreement with IBM. This credit facility, which is collateralized by a $750,000 letter of credit from Fleet in favor of IBM, affords the Company up to a like amount of credit to purchase products floored by IBM Global Financing. On January 9, 2002, Fleet issued a $250,000 letter of credit in favor of the Company's landlord for the Company's New York City office, as a security deposit for the building lease. On July 1, 2003, Fleet also issued a $250,000 letter of credit in favor of Selective Insurance Corporation, as collateral for the performance bond issued to The City of Philadelphia, one of the Company's customers. The maximum credit facility is reduced by the outstanding letters of credit.

On October 17, 2003, the Company and Fleet executed an amendment to loan and security agreement under which the Company may borrow on 80% of its eligible trade receivables up to $10 million. Interest on outstanding loans was charged monthly at a fluctuating rate per annum equal to 2.00% above the prime rate. The lending agreement contains financial covenants that require the Company to maintain a maximum leverage ratio, a minimum debt ratio, and a minimum EBITDA(earnings before interest, taxes, depreciation and amortization expense).

On April 16, 2004, the Company and Fleet executed another amendment to the loan and security agreement which permits the Company to obtain a surety bond line from an insurance company up to a $1 million. This amendment reduced the interest rate from 2.00% above the prime rate to 1.00% above the prime rate.

As of March 31, 2004 the Company is in compliance with all its financial covenants.

At March 31, 2004, the Company had a $2,308,416 outstanding balance under the credit facility and an unused line of $6,441,584.

6. Intangible Assets

The Company adopted SFAS No. 142, effective April 1, 2002. As a result, amortization of goodwill was discontinued in 2003. Amortization expense for the year ended March 31, 2002 amounted to $13,158.

The Company performed its initial goodwill impairment test as of April 1, 2002 and another impairment test as of March 31, 2003. Based on the impairment test performed as of March 31, 2003, the goodwill of $254,894 associated with the acquisition of Devise Associates, Inc. was determined to be fully impaired and charged to earnings. This determination was based upon the operating and cash flow losses of this business unit since the January 9, 2002 acquisition date and budgeted fiscal 2004 operating and cash flow losses for this business unit. The Company found no impairment of its remaining goodwill of $109,107 for the year ended March 31, 2004.

The Company was assigned a contract to supply computer hardware and services to the State of New Jersey in the August 12, 2002 acquisition of Acentra Technologies, Inc. This contract was valued at $100,000 in the acquisition. Amortization expense of $ 54,545 and $36,364 was expensed in fiscal years ended March 31, 2004 and 2003, respectively, based upon the current contract term that ends at May 2004. The contract is subject to annual renewals. In May of 2004, the State of New Jersey extended the contract term through December 2004. The net carrying value for this contract amounted to $9,091 and $ 63,636 at March 31, 2004 and 2003, respectively.

7. Property and Equipment

The Company estimates the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The majority of our equipment is depreciated over three years. The estimated useful lives are based on the historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be accelerated, resulting in the recognition of increased depreciation and amortization expense in future periods. The Company evaluates the recoverability of its long-lived assets (other than intangibles and deferred tax assets) in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets,"(SFAS No. 144). Long-lived assets are reviewed for impairment under SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset.

The Company invested $687,000 for the purchase of computer hardware, software and consulting services for its Network Operations Center to enhance its offerings in Managed Services during fiscal year ended March 31, 2003. The company originally intended to depreciate these assets over 36 months based on the original projections of the future undiscounted net cash flows. To date the company has seen modest sales success in its managed services offerings. The company performed impairment test of these assets as of December 31, 2003 and March 31, 2004. The company compared its original projections of the future undiscounted cash flows with actual performance, and reviewed its current sales pipeline. Based on these impairment tests, the Company recorded an impairment charge of 223,858 and $239,057 for three months ended December 31, 2003, and March 31, 2004, respectively. The total impairment charge of $462,915 was classified as general and administrative expense during the twelve months ended March 31, 2004. The net book value of this asset after impairment charge was $0.

8. Income Tax Expense (Benefit)

Deferred income taxes reflect the net tax effects of (a) temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) net operating loss carryforwards (when available). Income tax expense (benefit) consisted of the following for the years ended March 31:

	2004	2003	2002
Continuing Operations			
Current taxes			
Federal	$199,294	$ 9,883	$(21,143)
State and local	102,440	36,409	13,082
	301,734	46,292	(8,061)
Deferred taxes			
Federal	(137,092)	(61,616)	10,827
State and local	(38,955)	(17,291)	2,866
	(176,047)	(78,907)	13,693
Net Income Tax Expense (Benefit)	$125,688	$(32,615)	$ 5,632

Reconciliation of the U.S. statutory income tax rate to our effective tax rate is as follows:

	2004	2003	2002
Expected tax expense (benefit) at statutory rates	$ 261,350	$(82,989)	$ 73,225
Effect of state taxes, net	63,486	19,118	15,883
Valuation allowances	(212,138)	23,927	(92,158)
Permanent differences	12,989	7,329	8,682
Actual Income Tax Expense/ (Benefit)	$125,687	$(32,615)	$ 5,632

Significant items comprising the Company's deferred tax assets and liability at March 31, are as follows:

	2004	2003
Deferred Tax Assets		
Differences between book and tax basis:		
Trade receivables	$ 145,143	$ 96,195
Inventories	298,477	198,088
Property and equipment	172,715	-
Accrued liabilities	22,301	55,259
Intangible Assets	86,817	93,604
Net Operating loss carryforwards	-	372,590
	725,451	815,736
Less Valuation Allowance	(435,271)	(675,581)
Net Deferred Tax Assets	$ 290,181	$140,155
Deferred Tax Liability		
Differences between book and tax basis::		
Investment in geothermal power unit	$ 25,924	$ 45,617
Property and equipment	-	6,328
Total Deferred Tax Liability	$ 25,924	$ 51,945

At March 31, 2004 and 2003 the Company recorded a valuation allowance against its deferred tax assets, as stated in the above table, reducing those assets to amounts which, conservatively, are more likely than not to be realized. Federal and state net operating loss carryforwards approximated $850,000 and $1,050,000 respectively at March 31, 2003. The federal net operating losses carried forward were utilized in their entirety in 2004 to reduce current federal income taxes payable. State of New Jersey tax losses available to be carried forward as of March 31, 2004 approximated $1,160,000 and expire at various dates through 2010.

9. Major Customers

Major customers approximated 57%, 44%, and 23% of the Company's net revenues in the years 2004, 2003 and 2002 respectively. Major customer revenues are as follows:

	% Of Total Revenues	Customers
	31%	The State of New Jersey Contract
	16%	Gwinnett County Public Schools
	10%	Duval County Public Schools
2004	57%	
	20%	Gwinnett County Public Schools
	15%	The State of New Jersey Contract
	9%	Duval County Public Schools
2003	44%	
	14%	Gwinnett County Public Schools
	9%	Tiffany & Company
2002	23%	

Another major customer purchased manufacturer support service contracts from the Company. Net revenues associated with these contracts accounted for approximately 6.22%, 10.78%, and 0% of the Company's gross profit for the year ended March 31, 2004, 2003, and 2002, respectively.

While the Company believes its relationship with these customers will continue, there can be no assurance that sales to these customers will continue at all or at the same level.

10. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate fair value of financial instruments at balance sheet date:

Short-term financial instruments (cash equivalents, receivables, payables, customer deposit and accrued liabilities) - cost approximates fair value because of the short maturity period.

Line of credit - cost approximates fair value because of the short interest-reset period.

11. 401(k) Plan

The Company sponsors a 401(k) plan for all employees with at least 6 months of service and who are at least 20 years of age. Eligible employees may contribute 2% to 15% of their annual compensation to the plan. The Company matches 25% of the first 6% of employee plan contributions and may contribute additional amounts at the Company's discretion. Participants are vested 20% for each year of service and are fully vested after 6 years. Company contributions to the plan were $86,436, $119,911, and $84,707 for the years ended March 31, 2004, 2003, and 2002, respectively.

12. Stock Option Plan

The Company's 1996 Stock Option Plan (the Plan) (amended in 1999) authorizes the granting of stock options to directors and eligible employees. The Company has reserved 1,000,000 shares of its common stock for issuance under the Plan at prices not less than 100% of the fair value of the Company's common stock on the date of grant (110% in the case of shareholders owning more than 10% of the Company's common stock). The Black-Scholes option pricing model has been used to determine the fair value of options granted subsequent to January 17, 2001.

Option activity is summarized as follows:

For the year ended March 31, 2002:

Options Outstanding - April 1, 2001	465,259
Options granted	82,746
Options exercised	-
Options forfeited or expired	(166,677)
Options outstanding - March 31, 2002	381,328
For the year ended March 31, 2003:	
Options granted	180,000
Options exercised	-
Options forfeited or expired	(99,900)
Options outstanding - March 31, 2003	461,428
For the year ended March 31, 2004:	
Options granted	-
Options exercised	-
Options forfeited or expired	(46,200)
Options outstanding- March 31, 2004	415,228

Information with respect to stock options outstanding and exercisable at March 31, 2004 is as follows:

Options Outstanding and Exercisable

Outstanding as of 3/31/04	Weighted Avg. Remaining Life in Years	Exercise Price
219,228	1.0	$1.00
30,000	2.7	$0.55
136,000	3.5	$0.29
30,000	3.7	$0.44

SFAS No. 123 requires pro forma disclosure under the fair value method of net income (loss) and income (loss) per share when stock options are granted to employees and directors. The fair value for options was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The weighted average fair value of options granted in 2004, 2003, and 2002 and the assumptions used in estimating fair value under the Black-Scholes model are as follows:

	2004	2003	2002
Estimated weighted average values of options granted	$ n/a	$ 0.24	$ 0.17

Principal assumptions in applying the Black-Scholes valuation model:

Expected life, in years	n/a	2.50	2.50
Risk-free interest rate	n/a	3.01%	2.96%
Expected volatility	n/a	1.54	1.72
Expected dividend yield	n/a	0.00%	0.00%

For purposes of pro forma disclosures, the estimated fair value of options granted to employees and directors is amortized to expense over the options' vesting period and the pro forma expense is adjusted for the effect of income taxes. Had the Company adopted FASB Statement No. 123 in lieu of APB No. 25, the Company's net income (loss) and income (loss) per share would have been the pro forma amounts indicated below:

		2004	2003	2002
Net income (loss) as reported		$ 642,988	$(211,471)	$ 216,972
Less: Stock-based compensation under SFAS 123		-	21,473	8,933
Pro forma net income (loss)		$ 642,988	$(232,944)	$ 208,039
Per share amounts -basic and diluted:				
Pro forma net income (loss) per share		$ 0.09	$(0.03)	$0.03
Net income (loss) per share as reported		$ 0.09	$(0.03)	$0.03
Shares used in calculation of pro forma per shares amounts:	basic	7,380,498	7,080,498	7,080,498
	diluted	7,483,549	7,123,831	7,081,398

13. Termination Costs

Termination costs of $0 (2004), $0 (2003), and $21,746 (2002) were paid to former Company executives.

14. Commitments and Contingencies

Leases:

The Company leases offices, warehouse facilities, vehicles and office equipment under noncancellable operating leases. Future minimum lease payments under such leases are as follows:

Fiscal Years	
2005	$ 538,543
2006	445,744
2007	323,811
2008	293,536
Thereafter	72,657
Total	$ 1,674,291

Aggregate rent expense for offices and warehouse facilities amounted to $1,066,962, $920,893, and $590,347 for the years ended March 31, 2004, 2003, and 2002, respectively. Aggregate rent expense for vehicles and office equipment amounted to $71,903, $118,026, and $243,444 for the years ended March 31, 2004, 2003, and 2002, respectively.

Litigation:

In March 2002,a lawsuit was filed against the Company by a competitor seeking damages of an unspecified amount. The competitor is alleging that the Company illegally interfered with customer relationships of the competitor. At this time, the outcome of this litigation cannot be determined. There has been no change to this litigation matter in last twelve months. The lawsuit is still in the discovery phase.

15. Supplemental Cash Flow Information

Cash paid for interest and income taxes were as follows:

	2004	2003	2002
Interest	$ 328,296	$ 160,803	$ 246,287
Income Taxes	$ 50,341	$ 17,128	$ 13,082

16. Segment Information

The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information,". The Company's business activities are considered to be in two business segments, our Information Technology Division and our Geothermal Division. Our Information Technology division provides a comprehensive range of information technology products, services and solutions to a broad base of commercial and governmental customers. Our Geothermal division is engaged in activities designed to identify and acquire geothermal oil and gas leases in the Western United States. Geothermal revenues are primarily derived from royalty payments from these leases as well as the applicable portion of geothermal steam revenues sold to PacifiCorp on a prepayment basis.

The following is financial information relating to the operating segments:

	Years Ended March 31:		
	2004	2003	2002
Revenues			
Information Technology	$100,171,308	$ 92,084,126	$ 62,468,221
Geothermal	190,346	175,902	187,978
Total Revenues	$100,361,654	$ 92,260,028	$ 62,656,199
Interest Expense			
Information Technology	328,296	160,803	210,305
Geothermal	-	-	-
Total Interest Expense	$ 328,296	$ 160,803	$ 210,305

Depreciation and Amortization			
Information Technology	563,751	555,223	523,174
Geothermal	41,558	35,070	24,833
Total Depreciation and Amortization	$ 605,309	$ 590,293	$ 548,007
Operating Income/(Loss)			
Information Technology	741,432	(306,750)	138,802
Geothermal	27,243	62,664	83,802
Net Segment Operating Income/(Loss)	768,675	(244,086)	222,604
Income Tax Expense (Benefit)	125,687	(32,615)	5,632
Net Income (Loss)	$ 642,988	$(211,471)	$ 216,972

Identifiable Assets: As of March 31:	2004	2003
Information Technology	18,338,652	21,723,065
Geothermal	569,960	611,519
Total Assets	$ 18,765,945	$ 22,334,584

17. Investment in Geothermal Power Unit

The investment in Geothermal Power Unit (Unit) represents a 5.49% working interest in the Roosevelt Hot Springs geothermal power unit. The net investment in the unit amounted to $569,960, and $611,519 including accumulated amortization of $379,037, and $337,478 at March 31, 2004, and 2003, respectively. An agreement is in place to sell all of the steam from the Unit through 2023 to PacifiCorp, which has constructed the Blundell power plant to utilize the steam. This agreement, entered into in 1993, included an advance payment. The remaining unamortized deferred revenue attributable to the 1993 advance payment in the amount of $714,573 is reported as a non-current liability at March 31, 2004 and will be recognized into income ratably through 2023. PacifiCorp pays the revenue to the operator who allocates 5.49% share to the Company and remits the gross amount on a monthly basis. The Company pays its proportionate share of operating and maintenance expenses to the operator of the Unit on a monthly basis as well.

18. Quarterly Financial Information - (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
			2004		
Revenues	$ 28,480,340	$ 25,814,554	$ 24,666,464	$ 21,400,296	$100,361,654
Gross Profit	3,703,583	3,297,982	3,823,744	3,647,710	14,473,019
Net Income (Loss)	$ 357,891	$(138,948)	$ 320,326	$ 103,719	$ 642,988
Per share: {Basic and Diluted}	$ .05	$(.02)	$ .04	$ .01	$ .09
			2003		
Revenues	$19,709,104	$ 24,466,189	$ 22,539,888	$ 25,544,847	$ 92,260,028
Gross Profit	3,115,305	3,183,756	2,308,341	4,138,876	12,746,278
Net Income (Loss)	$ 114,255	$ 122,456	$(767,026)	$ 318,844	$(211,471)
Per share: {Basic and Diluted}	$ .02	$ .02	$(0.11)	$ .04	$(.03)

19. Accounts Receivable and Inventory Allowances

The following table provides information regarding accounts receivable and inventory valuation allowance activity for the three years ended March 31, 2004.

	Allowances	
	Accounts Receivable	Inventory
Balance, April 1, 2001	$ 432,890	$ 391,183
Charged to costs and expenses	55,917	76,062
Write-offs	(336,205)	(15,530)
Balance, March 31, 2002	$ 152,602	$ 451,715
Charged to costs and expenses	88,245	23,536
Write-offs	(-)	(4,048)
Balance, March 31, 2003	$ 240,847	$ 471,203
Charged to costs and expenses	165,054	251,348
Write-offs	(42,499)	(-)
Balance, March 31, 2004	$ 363,402	$ 722,551

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2004

EMTEC, INC.

By: /s/ John P. Howlett
John P. Howlett
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/John P. Howlett John P. Howlett	Chairman and Chief Executive Officer	July 14, 2004
/s/Sam Bhatt Sam Bhatt	Vice President-Finance (Principal Financial Officer) (Principal Accounting Officer)	July 14, 2004
/s/Ronald A. Seitz Ronald A. Seitz	President, Chief Operating Officer, and Director	July 14, 2004
____________________ Frank Jerd	Director	
/s/George F. Raymond George F. Raymond	Director	July 14, 2004

EMTEC, Inc.
Corporate Directory

Board of Directors	John P. Howlett, *Chairman* Ronald A. Seitz Frank Jerd George F. Raymond
Corporate Management	John P. Howlett *Chairman and* *Chief Executive Officer* Sam Bhatt *Vice President - Finance* Ronald A. Seitz *President, Chief Operating Officer,* *and Executive Vice President*
Additional Information for Shareholders	**Corporate Headquarters** 572 Whitehead Road Trenton, NJ 08619 (609) 528-8500 www.emtecinc.com **Share Information** Electronic Bullentin Board: ETEC **Transfer Agent** Zions Bank 10 East South Temple Salt Lake City, Utah 84130 **Legal Counsel** Goldberg, Mufson & Spar 200 Executive Drive West Orange, New Jersey 07052 **Independent Auditors** Baratz & Associates 4A Eves Drive - Suite 106 Marlton, New Jersey 08053 **SEC Filings** Copies of documents filed by EMTEC are available without charge by contacting EMTEC or by assessing the SEC's EDGAR web site, (www.sec.gov) **Investor Relations Inquiries** Please direct all inquiries to Sam Bhatt at (609) 528-8500 or sam_bhatt@emtecinc.com


emtec
inc.

www.emtecinc.com